Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

INTEL CORPORATION,

APC II ACQUISITION CORPORATION

and

WIND RIVER SYSTEMS, INC.

Dated as of June 4, 2009

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Annex A- Conditions to the Offer

Disclosure Schedules and Exhibits

The registrant agrees to furnish to the Securities and Exchange Commission upon request a copy of any omitted schedule or exhibit.

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 4, 2009 (this “Agreement”), among Intel Corporation, a Delaware corporation (“Parent”), APC II Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Wind River Systems, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Boards of Directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, it is proposed that Purchaser make a cash tender offer (as it may be amended from time to time, the “Offer”) to acquire all of the issued and outstanding shares of Common Stock, par value $0.001 per share, of the Company (“Company Common Stock”) (shares of Company Common Stock being hereinafter collectively referred to as “Company Shares”), including the associated Rights (as defined below), for $11.50 per Company Share (such amount, or any greater amount per Company Share paid pursuant to the Offer, the “Per Share Amount”) net to the holder thereof in cash, on the terms and subject to the conditions of this Agreement and the Offer;

WHEREAS, it is also proposed that, following the consummation of the Offer, Purchaser will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), and each Company Share that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Per Share Amount, on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer is fair to, and in the best interests of, the Company’s stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and (iii) resolved and agreed to recommend that holders of Company Shares tender their Company Shares pursuant to the Offer and (to the extent necessary) adopt this Agreement and approve the Merger;

WHEREAS, the Boards of Directors of Parent and Purchaser have each approved and declared advisable this Agreement and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent, Purchaser and certain stockholders of the Company (the “Stockholders”) are entering into a Tender and Support Agreement, dated as of the date hereof (the “Stockholder Agreement”), providing that, among other things, the Stockholders shall (i) tender their Company Shares into the Offer (the sum of all Company Shares subject to the Stockholder Agreement, the “Subject Shares”), and (ii) vote their Company Shares in favor of the Merger, if applicable, in each case subject to the conditions set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Parent’s willingness to enter into this Agreement, certain employees of the Company are executing and delivering to Parent Employment Agreements substantially in the forms hereto as Exhibit A and Exhibit B (the “Employment Agreements”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Parent’s willingness to enter into this Agreement, a certain employee of the Company is executing and delivering to Parent a Non-Competition Agreement substantially in the form attached hereto as Exhibit C (the “Non-Competition Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

1.	DEFINITIONS

1.1 Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal, offer or indication of interest (whether or not in writing) relating to, or that could reasonably be expected to lead to, in one transaction or a series of transactions, (i) any direct or indirect acquisition or purchase (including by any license or lease) of (A) assets (including equity securities of any Company Subsidiary) or businesses that constitute fifteen percent (15%) or more of the revenues, net income or assets of the Company or of any Company Subsidiary or (B) beneficial ownership of fifteen percent (15%) or more of any class of equity securities of the Company or of any Company Subsidiary; (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Company or any Company Subsidiary that, if consummated, would result in any person beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company or any Company Subsidiary; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture (other than a Customer Optimization Arrangement), share exchange or similar transaction involving the Company or any of the significant Company Subsidiaries, other than the Transactions. An Acquisition Proposal includes a Superior Proposal and an Equity Consideration Acquisition Proposal.

“Action” means litigation, suit, claim, action, hearing, proceeding, arbitration, mediation, inquiry or investigation.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Applicable Lookback Period” means a number of consecutive trading days immediately preceding the Qualified Expiration Date. If the Qualified Expiration Date occurs during the period beginning with the date of this Agreement and ending on (and including) the date that is 69 calendar days following the date of this Agreement, then the Applicable Lookback Period shall be the 5 consecutive trading days immediately preceding the Qualified Expiration Date. If the Qualified Expiration Date occurs during the period beginning with the date that is 70 calendar days from date of this Agreement and ending on (and including) the date that is 89 calendar days from the date of this Agreement, then the Applicable Lookback Period shall be the 6 consecutive trading days immediately preceding the Qualified Expiration Date. If the Qualified Expiration Date occurs during the period beginning with the date that is 90 calendar days from date of this Agreement and ending on (and including) the date that is 109 calendar days from the date of this Agreement, then the Applicable Lookback Period shall be the 7 consecutive trading days immediately preceding the Qualified Expiration Date. If the Qualified Expiration Date occurs during the period beginning with the date that is 110 calendar days from date of this Agreement and ending on (and including) the date that is 129 calendar days from the date of this Agreement, then the Applicable Lookback Period shall be the 8 consecutive trading days immediately preceding the Qualified Expiration Date. If the Qualified Expiration Date occurs during the period beginning with the date that is 130 calendar days from date of this Agreement and ending on (and including) the date that is 149 calendar days from the date of this Agreement then the Applicable Lookback Period shall be the 9 consecutive trading days immediately preceding the Qualified Expiration Date. If the Qualified Expiration Date occurs on or after the date that is 150 calendar days following the date of this Agreement, then the Applicable Lookback Period shall be the 10 consecutive trading days immediately preceding the Qualified Expiration Date.

“beneficial owner” means a person who shall be deemed to be the beneficial owner of any Company Shares or other shares (i) that such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly; (ii) that such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject to the passage of time or other conditions), pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights (including convertible debt), exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any Contract, arrangement or understanding; or (iii) that are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any Contract, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any such Company Shares or other shares.

“business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Claim” means any and all claims, demands and causes of action.

“Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) or licensed to the Company or any Company Subsidiary (or that the Company or any Company Subsidiary claims or purports to own or have a license with respect to).

“Company Restricted Stock” means Company Common Stock that is unvested or is subject to repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Contract with the Company.

“Company SAR” means any stock appreciation right outstanding, whether or not granted under a Company Stock Option Plan, whether or not exercisable or vested.

“Company Stock Option Plans” means any equity incentive plans of the Company, as amended, pursuant to which the Company granted Company Stock Options, Company RSUs or Company SARs, including that certain non-plan stock option dated March 21, 2007 granted to Ian Halifax.

“Company Stock Options” means any option to purchase shares of the Company’s Common Stock granted under the Company Stock Option Plans.

“Consent” means any approval, license, consent, ratification, permission, waiver or authorization.

“Continuing Employees” mean all employees of the Company or any Company Subsidiary who (a) are offered and accept employment, prior to the Effective Time, by Parent or any subsidiary of Parent, (b) at the Effective Time, continue their employment with the Company or any Company Subsidiary, or (c) remain or become at the Effective Time employees of the Company or, outside the U.S., at the Effective Time remain or become employees of the Company, Parent or any subsidiary as required by applicable Law.

“Contract” means any contract, agreement, indenture, deed of trust, license, note, bond, loan instrument, mortgage, lease, purchase or sales order, guarantee and any similar undertaking, commitment, pledge, or binding understanding or arrangement, in each case, whether written, oral, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyleft Open Source” means Software or similar subject matter that is generally available in source code form and that is distributed under a license which, by its terms, (i) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (ii) does not prohibit licensees of such Software from making modifications thereof, (iii) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof) and (iv) purports to require a licensee to make one’s modifications, derivatives and or enhancements of such licensed Software or similar subject matter available to distributees or others in designated circumstances under the terms of such copyleft open source license. Copyleft Open Source includes Software distributed under such licenses as the GNU General Public License and GNU Lesser General Public License.

“Copyrights” means any and all U.S. and foreign copyrights, mask works, and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

“Customer Optimization Arrangement” means an optimization agreement or similar arrangement involving the Company or any Company Subsidiary, on the one hand, and a customer of the Company or any Company Subsidiary, on the other hand, formed for the purpose of customizing Company Products and/or such customer’s products to effectively interface with one another in the ordinary course of business but excluding any agreement involving the formation of a new entity or an investment by the Company, or any Company Subsidiary, and such customer.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Law, including common law, relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution or protection of the indoor or outdoor environment, health or natural resources; or (iv) the European Union’s Directives on the Restriction of Hazardous Substances (RoHS), Waste Electrical and Electronic Equipment (WEEE), and similar product stewardship laws.

“Equity Consideration Acquisition Proposal” means any Acquisition Proposal involving proposed consideration to the Company, any Company Subsidiary or stockholders of the Company that includes equity securities or other securities convertible into equity securities of a Third Party. Any Acquisition Proposal involving such equity consideration and cash consideration shall only be an Equity Consideration Acquisition Proposal if the cash consideration per Company Share is less on a per Company Share basis (as adjusted for stock splits, recapitalizations and similar transactions) than the Per Share Amount.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or any Company Subsidiary and that, together with the Company or any Company Subsidiary, is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Governmental Authority” means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); or (iv) organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, arbitral, regulatory, police, military or taxing authority or power of any nature (including persons acting as arbitrators, alternative dispute resolution organizations and stock exchanges).

“Hazardous Substances” means (i) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under the following U.S. federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any biological or chemical substance, material or waste regulated or classified as hazardous, toxic, or radioactive by any Governmental Authority pursuant to any Environmental Law.

“Income Tax” means any U.S. federal, state, local, or non-U.S. income tax, including any interest, penalty, or addition thereto.

“Intellectual Property” means any and all (i) formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and materials; (iii) customer, vendor, and distributor lists, contact and registration information, and correspondence; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; (v) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (vi) databases and other compilations and collections of data or information (“ Databases”); (vii) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”); (viii) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”) and (ix) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information (“Trade Secrets”).

“Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with Intellectual Property, including (i) Patents; (ii) Copyrights; (iii) other rights with respect to Software, including registrations thereof and applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; (ix) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; and (x) any rights equivalent or similar to any of the foregoing.

“knowledge of the Company” means the actual knowledge of each of the individuals set forth in Section 1.1 of the Disclosure Schedule, including in each case the knowledge that such person would reasonably have obtained in the reasonable conduct of his or her duties after familiarizing himself or herself with the terms and conditions of this Agreement (including Section 4) and the Disclosure Schedule.

“Lien” means any liens, mortgages, encumbrances, pledges, security interests, options, rights of first refusal, or other charges of any kind.

“Material Adverse Effect” means any event, condition, circumstance, development, state of facts, change or effect, individually or in the aggregate, that is or would reasonably be expected to be materially adverse to, or has had or would reasonably be expected to have a material adverse effect on, (x) the business, condition (financial or otherwise), capitalization, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) the Company’s ability to timely consummate the Offer and the Merger; provided, that with respect to clause (x) above, Material Adverse Effect shall not include any events, conditions, circumstances, developments, state of facts, changes and effects to the extent arising or resulting from (i) changes in the industry in which the Company operates, (ii) changes in the general economic conditions within the U.S. or other jurisdictions in which the Company has material operations, (iii) the announcement or pendency of the transactions contemplated by this Agreement, or the performance or compliance with the terms of this Agreement or (iv) acts of God, natural disasters or calamities, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), (v) the occurrence of a military or terrorist attack, or (vi) any changes in Law or GAAP (or any interpretation thereof); provided, that in the case of each of clauses (i), (ii), (iv) and (v), the Company and the Company Subsidiaries are not significantly disproportionately affected thereby relative to other companies of comparable size in the same industries and geographies in which the Company operates.

“Open Source” means Software or similar subject matter that is generally available in source code form and that is distributed under a license which, by its terms, (i) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (ii) does not prohibit licensees of such Software from making modifications thereof, and (iii) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof). Open Source Software includes Software distributed under such licenses as the GNU General Public License, GNU Lesser General Public License, New BSD License, MIT License, Common Public License and other licenses approved as open source licenses under the Open Source Definition of the Open Source Initiative.

“Owned Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) Company or any Company Subsidiary (or that Company or any Company Subsidiary claims or purports to own).

“Owned Copyrights” means any and all Copyrights in the Owned Company Intellectual Property.

“Patents” means any and all U.S. and foreign patent rights, including without limitation, all (i) patents, (ii) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon, (iii) all patents-of-addition, reissues, reexaminations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof, and (iv) all foreign counterparts of any of the foregoing.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Qualified Expiration Date” means an Expiration Date upon which none of the conditions or events set forth in Annex A hereto shall have occurred and be continuing.

“Registered Company Intellectual Property” means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Owned Company Intellectual Property that are registered, recorded, assigned but not recorded or filed by, for, or under authorization from (or in the name of) Company or any Company Subsidiary, and (ii) any other applications, registrations, recordings and filings by Company or any Company Subsidiary (or otherwise authorized by or in the name of Company or any Company Subsidiary) with respect to any Owned Company Intellectual Property.

“Representative” means the directors, officers, employees, agents (including financial and legal advisors) and other representatives of a person.

“SEC” means the Securities and Exchange Commission, or any successor thereto.

“Software” means all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Tax” or “Taxes” means all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, customs duties, capital stock, environmental (including taxes under Section 59A of the Code), transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, registration, severance, stamp, occupation, premium, real property, personal property, windfall profits, customs, duties, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, any penalties or additions to tax with respect thereto, whether disputed or not, including any fees or penalties imposed on a person in respect of any information Tax Return made to a Governmental Authority, and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Tax Returns” means all returns and reports, elections, declarations, disclosures, schedules, estimates and information returns, including any schedule or attachment thereto, required to be supplied to a Governmental Authority (or any agent thereof) relating to Taxes.

“Termination Trigger Date” means, if the Company Board or any committee thereof shall have determined, pursuant to Section 7.5(b), to enter into a definitive agreement with respect to an Equity Consideration Acquisition Proposal in full compliance with all procedures described in Section 7.5, the first day after the fortieth (40th) business day following the commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act) on which there shall not be in effect any law or interpretation or position of the SEC which requires the Offer to remain open.

“Third Party” means any person other than the Parent and its subsidiaries (including Purchaser) and the respective Representatives of Parent and its subsidiaries.

“U.S.” means United States of America.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2009 Balance Sheet	4.7(c)
Acceptance Date	2.1(g)
Acquiring Person	4.25(a)
Acquisition Agreement	7.5(b)(ii)
Agreement	Preamble
Antitrust Division	7.12(a)
Blue Sky Laws	4.5(b)
Certificate of Merger	3.2
Certificates	3.9(b)
Change in Recommendation	7.5(b)(i)
Code	3.10
Company	Preamble
Company Arrangements	4.10(h)
Company Board	Recitals
Company Board Recommendation	7.5(b)(i)
Company Common Stock	Recitals
Company Compensation Committee	4.10(h)
Company ESPP	3.7(e)
Company Financial Advisor	4.26
Company Intellectual Property Agreements	4.14(l)(iii)
Company Leased Real Property	4.13(c)
Company Material Contracts	4.17(a)
Company Owned Real Property	4.13(b)
Company Preferred Stock	4.3(a)
Company Products	4.14(p)
Company Required Approvals	4.5(b)
Company RSUs	3.7(c)

Company Run Time Product	4.14(n)
Company Securities	4.3(c)
Company Shares	Recitals
Company Subsidiary	4.1(b)
Compliance Violation	4.14(i)
Confidentiality Agreement	7.4(b)
Continuing Option	3.7(a)
Continuing RSU	3.7(c)
Control Date	6.1
Contaminants	4.14(q)
Covered Securityholders	4.10(h)
D&O Insurance	7.7(c)
Databases	1.1
Data Room	7.4(b)
Designated Superior Proposal	7.5(b)
Disclosure Schedule	Article 4
Dissenting Company Shares	3.8(a)
Distribution Date	4.25(b)
Domain Names	1.1
Effective Time	3.2
Employee IP Agreement	4.14(g)
Employee Retained IP	4.14(g)
Employment Agreements	Recitals
Environmental Permits	4.16
ERISA	4.10(a)
Exchange Ratio	3.7(a)
Expiration Date	2.1(c)
Fee	9.3(a)
Final Purchase Date	3.7(e)
FTC	7.12(a)
GAAP	4.7(b)
Grant Date	4.3(e)
HSR Act	4.5(b)
Indemnified Person	7.7(a)
Independent Directors	7.3(c)
IRS	4.10(a)
Law	4.5(a)
Merger	Recitals
Merger Consideration	3.6(a)
Minimum Condition	2.1(b)
Multiemployer Plan	4.10(b)
Multiple Employer Plan	4.10(b)
Non-Competition Agreement	Recitals
Non-U.S. Benefit Plan	4.10(i)
Notice of Designated Superior Proposal	7.5(b)(A)
Offer	Recitals

Offer Documents	2.1(f)
Offer to Purchase	2.1(f)
Outside Date	9.1(b)
Parent	Preamble
Parent Common Stock	3.7(a)
Parent Disclosure Schedule	5.6
Paying Agent	3.9(a)
Permits	4.6
Permitted Title Exceptions	4.13(b)
Per Share Amount	Recitals
Plans	4.10(a)
Proxy Statement	4.12
Purchaser	Preamble
Required Shareholder Vote	4.24
Rights	4.3(c)
Rights Agreement	4.3(c)
Schedule 14D-9	2.2(b)
Schedule TO	2.1(f)
SEC Reports	4.7(a)
Securities Act	4.7(a)
SOX	4.7(a)
Shares Acquisition Date	4.25(a)
Stockholder Agreement	Recitals
Stockholders	Recitals
Stockholders’ Meeting	7.1(a)
Subject Shares	Recitals
Superior Proposal	7.5(a)
Surviving Corporation	3.1
Systems	4.14(r)
Takeover Law	7.8
Terminating Option	3.7(b)
Terminating RSU	3.7(d)
Top-Up Closing	2.3(c)
Top-Up Exercise Notice	2.3(c)
Top-Up Option	2.3(a)
Top-Up Option Shares	2.3(a)
Trademarks	1.1
Trade Secrets	1.1
Transactions	4.4(b)
2009 Balance Sheet	4.7(c)
US Plans	4.10(a)
USRPHC	4.15(h)
Works of Authorship	1.1

2.	THE OFFER

2.1 The Offer.

(a) Provided, that nothing shall have occurred that gives rise to a right of Parent to terminate the Offer or this Agreement; provided, further, that none of the conditions set forth in Sections (iii)(c) through (iii)(e) of Annex A hereto shall have occurred and be continuing as of the date that Purchaser would otherwise commence the Offer; and provided, further, that the Company has fulfilled its obligation to provide information to Parent and Purchaser on a timely basis as contemplated by Section 2.1(f), Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the date hereof. Parent or Purchaser shall provide the Company with prior written notice if Purchaser fails to commence the Offer within 10 business days of the date of this Agreement together with a brief explanation of the reasons therefore.

(b) The obligation of Purchaser to accept for payment, purchase and pay for any Company Shares tendered pursuant to the Offer shall be subject to (x) the condition (the “Minimum Condition”) that at least that number of Company Shares equal to (i) fifty percent (50%) of the then outstanding Company Shares on a fully diluted basis (including all Company Shares potentially issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the Rights) including the Company RSUs, in each case, which are convertible or exercisable prior to the Outside Date but excluding the Subject Shares) plus (ii) the Subject Shares, shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (y) the other conditions set forth in Annex A hereto. Purchaser expressly reserves the right (but shall not be obligated) at any time or from time to time, in its sole discretion, to amend or waive any such condition (other than the Minimum Condition which may not be amended or waived), to increase the price per Company Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, that without the prior written consent of the Company no change may be made that decreases the price per Company Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Company Shares sought to be purchased in the Offer, adds to the conditions to the Offer set forth in Annex A hereto, extends the Offer other than as set forth in this Section 2.1, or modifies or amends any condition to the Offer in any manner adverse to the holders of Company Shares.

(c) Subject to the terms and conditions thereof, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) business day beginning with (and including) the date that the Offer is commenced (determined in accordance with Rule 14d-1(g)(3) under the Exchange Act) (the “Expiration Date”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, the provisions of this Section 2.1(c) (in which event the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire). Purchaser may, without the consent of the Company, extend the Offer for one or more periods beyond the scheduled expiration date if, at the scheduled expiration of the Offer, any of the conditions to Purchaser’s obligation to accept Company Shares for payment shall not be satisfied or waived, for such period of time as Purchaser reasonably determines to be necessary to permit such conditions to be satisfied or waived. In addition, Purchaser shall extend the Offer:

(i) for two successive 10 business day periods beyond the original Expiration Date if at the original Expiration Date or the Expiration Date of any extension thereof pursuant to this Section 2.1(b)(i) the Minimum Condition is not satisfied but none of the other conditions to Purchaser’s obligation to accept Company Shares for payment shall fail to be satisfied or waived by Parent or Purchaser;

(ii) if, at the end of any scheduled expiration of the Offer, the conditions to the consummation of the Offer set forth in Sections (iii)(d) or (iii)(e) of Annex A hereto shall have occurred such that any of the conditions set forth in Section (iii)(d) or (iii)(e) in Annex A, as applicable, would fail to be satisfied, for such period of time as is necessary to provide the Company with a ten (10) business day period measured from the date of receipt of notice of an inaccuracy or breach to cure such inaccuracy or breach; provided that such inaccuracy or breach is reasonably capable of being cured within such time period and provided, further that Purchaser shall only be required to extend the Offer once pursuant to this Section 2.1(c)(ii);

(iii) for one or more periods beyond any scheduled expiration date for any period required by any Law, rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer; and

(iv) (A) for one or more periods beyond any scheduled expiration date if, at the scheduled expiration of the Offer or at the scheduled expiration of any subsequent offering periods (as provided in Rule 14d-11 under the Exchange Act), none of the conditions or events set forth in Annex A hereto (other than Sections (i) and (ii)) shall have occurred or be continuing, for such period of time necessary to permit the condition in Section (ii) of Annex A hereto to be satisfied; and (B) for one ten (10) business day period following the satisfaction of the condition set forth in Section (ii) of Annex A hereto.

Purchaser also may, without the consent of the Company, provide for one or more subsequent offering periods (as provided in Rule 14d-11 under the Exchange Act). Notwithstanding the foregoing, no extension provided for in this Section 2.1(c) shall extend the Offer beyond the Outside Date.

(d) Notwithstanding anything to the contrary in the Confidentiality Agreement or the termination of this Agreement, and without limiting, restricting or otherwise impairing the rights of Parent or Purchaser following any termination of this Agreement in accordance with its terms, Purchaser shall be permitted to continue the Offer in accordance with the terms hereof if this Agreement is terminated by the Company pursuant to Section 9.1(f). If Purchaser shall elect to continue the Offer pursuant to this Section 2.1(d) notwithstanding the termination of this Agreement by the Company pursuant to Section 9.1(f), Parent, Purchaser and the Company acknowledge and hereby agree that (i) the Company shall not amend the Rights Agreement in a manner inconsistent with Section 4.25 and (ii) the waiver by the Company Board of the applicability of the provisions of Section 203 of the DGCL to the Transactions, including the Offer and the Merger (as may be amended by Parent and Purchaser following any such termination), shall continue in full force and effect until Purchaser shall withdraw the Offer or the Offer shall have expired or terminated in accordance with the terms thereof without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Company Shares pursuant to the Offer. If Purchaser shall elect to continue the Offer pursuant to this Section 2.1(d) and such Offer is not consummated prior to the approval by the Company stockholders of an acquisition of the Company following termination of this Agreement by the Company pursuant to Section 9.1(f), Parent agrees that it shall terminate the Offer after such approval by the Company stockholders of such acquisition, but prior to the closing of such acquisition. Notwithstanding anything to the contrary stated in Section 2.1(d), in the event that Purchaser is not permitted, or does not elect, to continue the Offer pursuant to this Section 2.1(d), Purchaser shall terminate the Offer upon termination of this Agreement.

(e) The Per Share Amount shall, subject to applicable withholding of taxes, be net to the applicable seller in cash, upon the terms and subject to the conditions of the Offer. Purchaser or Parent on Purchaser’s behalf shall pay for all Company Shares validly tendered and not withdrawn promptly following the Acceptance Date. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser expressly reserves the right to delay payment for Company Shares in order to comply in whole or in part with applicable Laws. If payment of the Per Share Amount is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Company Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar taxes required by reason of the payment of the Per Share Amount to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Purchaser that such taxes either have been paid or are not applicable.

(f) As promptly as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and form of the related letter of transmittal and any other ancillary documents pursuant to which the Offer will be made (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Purchaser shall use its reasonable best efforts to cause the Offer Documents to be disseminated to holders of Company Shares in all material respects to the extent required by applicable federal securities laws. Parent and Purchaser shall use their respective reasonable best efforts to cause the Offer Documents to comply in all material respects with the applicable requirements of federal securities laws. Parent, Purchaser and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent and Purchaser further agree to use reasonable best efforts to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. The Company shall promptly furnish to Purchaser or Parent all information concerning the Company that is required or reasonably requested by Purchaser or Parent in connection with their obligations relating to the Offer Documents or any action contemplated by this Section 2.1(f). Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO before it is filed with the SEC. In addition, Parent and Purchaser agree to (i) provide the Company and its counsel in writing with any written comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, (ii) use commercially reasonable efforts to provide a reasonably detailed description of any oral comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and (iii) provide the Company and its counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Offer Documents prior to the filing thereof with the SEC.

(g) If, between the date of this Agreement and the first date on which any particular Company Share is accepted for payment and paid for pursuant to the Offer (the “Acceptance Date”), the outstanding shares of Company Common Stock are changed into a different number or class of shares by means of any stock split, division or subdivision of shares, stock dividend, reverse stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, then the Per Share Amount applicable to such Company Share shall be appropriately adjusted.

2.2 Company Action.

(a) The Company hereby consents to and approves the Offer pursuant to the terms of this Agreement. The Company hereby further consents to the inclusion in the Offer Documents of such approval and of the determination and recommendation of the Company Board described in Section 4.4(b). The Company shall not withdraw or modify such recommendation in any manner adverse to Purchaser or Parent except as provided in Section 7.5(b). The Company represents that it has been advised by its directors and executive officers that they intend to tender all Company Shares beneficially owned by them to Purchaser pursuant to the Offer.

(b) Concurrently with the filing of the Schedule TO by Purchaser, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, except as provided in Section 7.5(b), the recommendation of the Company Board described in Section 4.4(b). The Company shall promptly mail the Schedule 14D-9 to the holders of Company Shares together with the Offer Documents and shall use its reasonable best efforts to cause the Offer Documents to be disseminated in all material respects as required by applicable federal securities laws. The Company shall use its reasonable best efforts to cause the Schedule 14D-9 to comply in all material respects with the applicable requirements of federal securities laws. The Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to use its reasonable best efforts to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. Parent or Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required or reasonably requested by the Company in connection with its obligations relating to the Schedule 14D-9. The Company shall give Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to (i) provide Parent, Purchaser and their counsel in writing with any written comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, (ii) use commercially reasonable efforts to provide Parent, Purchaser and their counsel a reasonably detailed description of any oral comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and (iii) provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Schedule 14D-9 prior to the filing thereof with the SEC.

(c) In connection with the Offer, the Company shall promptly furnish or cause to be furnished (including by instructing its transfer agent to promptly furnish) to Purchaser mailing labels containing the names and addresses of all record holders of Company Shares and with security position listings of Company Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Company Shares. The Company shall promptly furnish or cause to be furnished to Purchaser such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Company Shares as Parent or Purchaser may reasonably request. Subject to the requirements of Law, including applicable stock exchange rules, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files and shall use such information only in connection with the Transactions. Notwithstanding anything to the contrary in the Confidentiality Agreement or the termination of this Agreement and without limiting, restricting or otherwise impairing the rights of Parent or Purchaser following any termination of this Agreement in accordance with its terms, if Parent and Purchaser elect to continue the Offer (as may be amended in a manner consistent with the terms hereof) notwithstanding the termination of this Agreement by the Company pursuant to Section 9.1(f), Parent and Purchaser shall be permitted to retain and use any and all such information for purposes of disseminating and otherwise communicating the Offer and the related Offer Documents to the record and beneficial holders of Company Shares.

2.3 Top-Up Option.

(a) The Company hereby grants to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of Company Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares collectively owned by Parent or Purchaser at the time of exercise, shall constitute one Company Share more than 90% of the then outstanding Company Shares on a fully diluted basis (including all Company Shares potentially issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the Rights) including the Company RSUs, in each case, which are convertible or exercisable prior to the Outside Date), at a purchase price per Top-Up Option Share equal to the Per Share Amount. Notwithstanding the foregoing provisions of this Section 2.3(a), the Top-Up Option shall not be exercisable for Company Shares in excess of the number of Company Shares authorized and unissued or held in the treasury of the Company (giving effect to the Company Shares issuable pursuant to all then-outstanding Company Stock Options, RSUs and any other rights to acquire Company Shares as if such shares were outstanding).

(b) Either Parent or Purchaser may, at its election, exercise the Top-Up Option at any time after the Acceptance Date and prior to the earlier of (A) the Effective Time and (B) the termination of this Agreement.

(c) If either Parent or Purchaser wishes to exercise the Top-Up Option, Parent or Purchaser, as applicable, shall send to the Company a written notice (a “Top-Up Exercise Notice”) specifying the place for the closing of the purchase the Top-Up Option Shares (the “Top-Up Closing”) and a date not earlier than one business day nor later than ten business days after the date of the Top-Up Exercise Notice for the Top-Up Closing. The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to Parent or Purchaser confirming (i) the number of Company Shares then outstanding on a fully diluted basis, and (ii) the number of Top-Up Option Shares and the aggregate purchase price therefor.

(d) At the Top-Up Closing, subject to the terms and conditions of this Agreement, (i) the Company shall deliver to Parent or Purchaser a certificate or certificates evidencing the applicable number of Top-Up Option Shares and (ii) Parent or Purchaser shall purchase each Top-Up Option Share from the Company at the Per Share Amount. Payment of the purchase price for the Top-Up Option Shares may be made, at Parent’s or Purchaser’s option, by delivery of (A) immediately available funds by wire transfer to an account designated by the Company or (B) a promissory note, or any combination thereof. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable legal requirements, including all federal securities laws.

(e) Upon the delivery by Parent or Purchaser to the Company of the Top-Up Exercise Notice, and the tender of the consideration described in Section 2.3(d), Parent or Purchaser, as applicable, shall be deemed to be the holder of record of the Top-Up Option Shares issuable upon that exercise, notwithstanding that certificates representing those Top-Up Option Shares shall not then be actually delivered to Parent or Purchaser or the Company shall have failed or refused to designate the account described in Section 2.3(d).

(f) Certificates evidencing Top-Up Option Shares delivered hereunder may include legends legally required by applicable securities laws. Parent and Purchaser acknowledge that the Top-Up Option Shares that Parent or Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Purchaser hereby represents and warrants to the Company that it is, or will be upon the purchase of the Top-Up Option Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act.

3.	THE MERGER

3.1 The Merger. Upon the terms and subject to the conditions set forth in Article 8, and in accordance with the DGCL, at the Effective Time Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). Notwithstanding anything to the contrary contained in this Section 3.1, Parent may elect instead, at any time prior to the fifth business day immediately preceding the date on which the Proxy Statement (as hereinafter defined) is mailed initially to the Company’s stockholders, to merge the Company into Purchaser or another direct or indirect wholly owned subsidiary of Parent. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing and to provide, as the case may be, that Purchaser or such other wholly owned subsidiary of Parent shall be the Surviving Corporation; provided, that in such event any impact on the Company or other implication of such amendment shall not be considered a breach of any Company representation, warranty or covenant under this Agreement.

3.2 Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article 8, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger, or certificate of ownership and merger if appropriate (in either such case, the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing, or such later time as shall be agreed by Parent and the Company and specified in such filing, being the “Effective Time”). Prior to such filing, a closing shall be held at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article 8.

3.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

3.4 Certificate of Incorporation; By-laws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to conform to the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided by law and such Certificate of Incorporation; provided, that Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Wind River Systems, Inc.”

(b) Unless otherwise determined by Parent prior to the Effective Time, the By-laws of the Surviving Corporation shall be amended and restated at the Effective Time to conform to the By-laws of Purchaser as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

3.5 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and, except as determined by Parent or Purchaser prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

3.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

(a) Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares to be canceled pursuant to Section 3.6(b) and any Dissenting Company Shares) shall be canceled and shall be converted automatically into the right to receive an amount in cash, without interest, equal to the Per Share Amount (the “Merger Consideration”) payable to the holder of such Company Share, upon surrender, in the manner provided in Section 3.9, of the certificate that formerly evidenced such Company Share. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate (taking into account any prior adjustments pursuant to Section 2.1(g)) for all purposes of this Article 3.

(b) Each Company Share held in the treasury of the Company and each Company Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made and no consideration of any kind shall be delivered with respect thereto.

(c) Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.7 Employee Stock Options; Company RSUs; Company ESPP.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company Stock Options, each Company Stock Option outstanding immediately prior to the Effective Time that is held by a Continuing Employee and not described in the following sentence (a “Continuing Option”) will be assumed by Parent. A Company Stock Option shall not be considered a Continuing Option if the Company Stock Option is subject to the Laws of a non-U.S. jurisdiction and Parent determines the Company Stock Option may not be converted into a Continuing Option (1) under a Law of the relevant non-U.S. jurisdiction (including by reason of a failure to obtain any required regulatory consents or approvals after making reasonable commercial efforts), (2) under the policies and practices of Parent with respect to the grant of equity awards in the relevant non-U.S. jurisdiction, or (3) due to Parent’s administrative practices with respect to equity awards. Parent will notify the Company at least twenty (20) days prior to the Effective Time of the Company Stock Options that will not be Continuing Options pursuant to the previous sentence.

Each Continuing Option assumed by Parent will continue to have, and be subject to the same terms and conditions of such option immediately prior to the Effective Time (as such terms and conditions have been amended in accordance with Section 7.6(d) of this Agreement), including the vesting restrictions, except for administrative changes that are not adverse to the holder of the Continuing Option or to which the holder consents and except that (i) each Continuing Option will be exercisable for a number of shares of common stock of Parent (the “Parent Common Stock”) equal to the product of the number of Company shares that would be issuable upon exercise of the Continuing Option outstanding immediately prior to the Effective Time multiplied by a quotient obtained by dividing (A) the Merger Consideration by (B) the average closing price of Parent Common Stock on the NASDAQ Global Select Market for the five trading days immediately preceding (but not including) the Effective Time (the “Exchange Ratio”), rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of such assumed Continuing Option will be equal to the quotient determined by dividing the per share exercise price for such Continuing Option outstanding immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (iii) all references to the “Company” in the applicable Company Stock Option Plans and the stock option agreements will be references to Parent. It is the intention of the parties that each Company Stock Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Stock Option qualified as an incentive stock option prior to the Effective Time.

(b) Each Company Stock Option that is not a Continuing Option (a “Terminating Option”) shall in each case be cancelled at the Effective Time and shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (y) the number of Company Shares subject to such Terminating Option (after giving effect to any acceleration provided under the terms of the applicable Company Stock Option Plan under which the Company Stock Option was granted, the applicable stock option agreement, and any other Plan disclosed in Section 4.10(a) of the Disclosure Schedule as such Plan is amended in connection with this Agreement), less all applicable deductions and withholdings required by law to be withheld in respect of such payment.

(c) Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of Company RSUs, each outstanding restricted stock unit or performance share under the Company Stock Option Plans (such restricted stock units and performance shares, the “Company RSUs”) that is then outstanding, unvested and held by a Continuing Employee and not described in the following sentence (a “Continuing RSU”) will be assumed by Parent. A Company RSU shall not be considered a Continuing RSU if the Company RSU is subject to the Laws of a non-U.S. jurisdiction and Parent determines the Company RSU may not be converted into a Continuing RSU (1) under a Law of the relevant non-U.S. jurisdiction (including by reason of a failure to obtain any required regulatory consents or approvals after making reasonable commercial efforts), (2) under the policies and practices of Parent with respect to the grant of equity awards in the relevant non-U.S. jurisdiction, or (3) due to Parent’s administrative practices with respect to equity awards. Parent will notify the Company at least twenty (20) days prior to the Effective Time of the Company RSUs that will not be Continuing RSUs pursuant to the previous sentence. Each Continuing RSU assumed by Parent will continue to have and be subject to, the same terms and conditions of such Company RSU immediately prior to the Effective Time (as such terms and conditions have been amended in accordance with Section 7.6(d) of this Agreement), including the vesting restrictions, except for administrative changes that are not adverse to the holder of the Continuing RSU or to which the holder consents and except that (i) each Company RSU shall cover a number of shares of Parent Common Stock equal to the product of the number of Company Shares that would be issuable under the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Company Stock and (ii) all references to the “Company” in the applicable Company Stock Option Plans and restricted stock unit agreements will be references to Parent. Each Company RSU (or any portion thereof) that vests and becomes settlable by its terms at the Effective Time will not be assumed but will instead be converted into the right to receive, in exchange for the cancellation of such Company RSU (or portion thereof), an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Company Common Stock subject to such Company RSU (or settlable portion thereof) immediately prior to the Effective Time. Any such payment shall be subject to all applicable federal, state and local tax withholding requirements.

(d) By virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of Company RSUs, each Company RSU that is not a Continuing RSU outstanding immediately prior to the Effective Time shall be cancelled at the Effective Time (each, a “Terminating RSU”). Each holder of a Terminating RSU (after giving effect to any acceleration provided under the terms of the applicable Company Stock Option Plan under which the Company RSU was granted, the applicable restricted stock unit agreement, and any other Plan disclosed in Section 4.10(a) of the Disclosure Schedule as such Plan is amended in connection with this Agreement) shall be eligible to receive at the Effective Time an amount in cash (without interest) equal to (A) the Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to each Terminating RSU, less all applicable deductions and withholdings required by Law to be withheld in respect of such payment.

(e) The Company hereby represents and warrants to Parent and Purchaser that it will take all actions necessary with respect to the 1993 Employee Stock Purchase Plan (the “Company ESPP”) so that (i) the Company ESPP shall be suspended immediately following the end of the offering period in effect as of the date hereof after all outstanding purchase rights (if any) have been exercised (the “Final Purchase”), and no offering periods or purchase periods shall be thereafter commenced and no payroll deductions or other contributions (other than payroll deductions pursuant to elections in effect as of the date hereof as to the offering period in effect as of the date hereof) shall be thereafter made or effected with respect to the Company ESPP, and (iii) notice shall be given to participants in the Company ESPP as soon as administratively practicable following the date hereof describing the suspension of the Company ESPP pursuant to this Section 3.7(e) immediately following the Final Purchase, and (iv) the Company ESPP shall terminate effective upon the Effective Time.

(f) Prior to the Acceptance Date, the Company shall provide notice (in a form reasonably satisfactory to Parent) to each holder of an outstanding award granted pursuant to any Company Stock Option Plan describing the treatment of such award in accordance with this Section 3.7.

(g) Parent shall take such actions as are necessary for the assumption of Company Stock Options and Company RSUs as provided pursuant to Section 3.7, including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by Sections 3.7(a) and 3.7(c). Parent shall prepare and file with the SEC a registration statement on Form S-8 (to the extent available) with respect to the Parent Common Stock subject to such Continuing Options and Continuing RSUs and shall use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable, but in no event later than ten (10) business days, following the Effective Time. It is intended that the assumption of the Continuing Options assumed by Parent shall comply with Sections 409A and 424 of the Code and this Section 3.7 shall be construed consistent with such intent.

3.8 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Company Shares”) shall not be converted into or represent the right to receive the Merger Consideration. From and after the Effective Time, a holder of Dissenting Company Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Company Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.9, of the certificate or certificates that formerly evidenced such Dissenting Company Shares.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments, notices, petitions, or other communication received from stockholders or provided to stockholders by Company with respect to any Dissenting Company Shares or shares claimed to be Dissenting Company Shares, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Payment of any amount payable to the holders of Dissenting Company Shares shall be the obligation of Company. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

3.9 Surrender of Company Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of funds to which holders of Company Shares shall become entitled pursuant to Section 3.6(a). From time to time after the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate amount payable pursuant to Section 3.6(a). The Paying Agent shall make payment of the funds to holders of Company Shares in accordance with this Section 3.9. Such funds shall be invested by the Paying Agent as directed by Parent or (after the Effective Time) the Surviving Corporation, and any and all interest earned on the funds shall be paid by the Paying Agent to Parent or (after the Effective Time) the Surviving Corporation. The Surviving Corporation shall bear and pay all charges and expenses, including those of Paying Agent, incurred in connection with the payment of funds to holders of Company Shares.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Company Shares entitled to receive the Merger Consideration pursuant to Section 3.6(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Company Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. The Merger Consideration paid upon the surrender for exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares theretofore represented by such Certificates.

(c) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving

Corporation nor the Paying Agent shall be liable to any holder of a Company Share for any Merger Consideration delivered in respect of such Company Share to a public official pursuant to any abandoned property, escheat or other similar law.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided herein or by applicable law.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against claims that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.

3.10 Withholding Rights. Each of Purchaser, Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to Article 2 or 3 of this Agreement to any holder of Company Shares such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, and paid over to the appropriate Government Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made.

3.11 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (ii) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in a document of even date herewith delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement and referring by section or sub-section number to the representations and warranties in this Agreement (the “Disclosure Schedule”) (provided that any such disclosure shall qualify only the disclosure under the section or sub-section number referred to in the Disclosure Schedule and any other section or sub-section of the Disclosure Schedule that is explicitly cross-referenced), the Company hereby represents and warrants to Parent and Purchaser as follows:

4.1 Organization and Qualification; Company Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have a Material Adverse Effect.

(b) Section 4.1(b) of the Disclosure Schedule contains a complete and accurate list of the name, and jurisdiction of organization of each subsidiary of the Company (each a “Company Subsidiary”). Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure, individually or in the aggregate, would not have a Material Adverse Effect.

(c) The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

4.2 Certificate of Incorporation and By-laws. The Company has heretofore made available to Purchaser a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each material Company Subsidiary. Such Certificates of Incorporation, By-laws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, By-laws or equivalent organizational documents.

4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 325,000,000 Company Shares and 2,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”).

(b) As of May 31, 2009:

(i) 76,892,405 Company Shares were issued and outstanding, none of which were shares of Company Restricted Stock;

(ii) 16,218,657 Company Shares were held in the treasury of the Company;

(iii) no Company Shares were held by any Company Subsidiary;

(iv) 14,652,835 Company Shares were subject to outstanding Company Stock Options, of which Company Stock Options to purchase 11,632,789 shares of Company Common Stock were exercisable;

(v) no Company Shares were subject to outstanding Company SARs;

(vi) 3,173,360 Company RSUs were outstanding;

(vii) 200,000 Company Performance Share Awards were outstanding;

(viii) 2,931,650 Company Shares were reserved for issuance under the Company ESPP; and

(ix) no shares of Company Preferred Stock were issued or outstanding.

All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights.

(c) Except for changes since May 31, 2009 resulting from the exercise of Company Stock Options or vesting of Company RSUs outstanding on such date, and except for the rights (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of September 29, 2006 (the “Rights Agreement”), between the Company and American Stock Transfer and Trust Company, as rights agent, there are no outstanding (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of capital stock of or other voting securities or ownership interests in the Company or any Company Subsidiary, or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). All Company Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights. There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any Company Subsidiary.

(d) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.

(e) Section 4.3(e) of the Disclosure Schedule sets forth a listing of (i) all equity plans of the Company; (ii) all outstanding Company Stock Options, Company Restricted Stock, Company RSUs, and as of May 31, 2009; (iii) the date of grant and name of holder of each Company Stock Option, Company RSU and the vesting schedule; (iv) with respect to Company Stock Options, the portion of which that is vested as of May 31, 2009 and if applicable, the exercise price or repurchase price therefore, (v) the date upon which each Company Stock Option would normally be expected to expire absent termination of employment or other acceleration, and (vi) with respect to Company Stock Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents; each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Option Plan and all other applicable Law; each such grant intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies; and the per share exercise price of each Company Stock Option was not less than the fair market value of a Company Share on the applicable Grant Date.

4.4 Authority Relative to this Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject in the case of the Merger to obtaining the Required Shareholder Vote, if required, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Required Shareholder Vote, if and to the extent required by applicable Law, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board, at a meeting duly called and held on June 3, 2009, at which all of the directors of the Company were present, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger (collectively, the “Transactions”), are advisable, fair to, and in the best interests of the holders of Company Shares, (ii) approved and adopted this Agreement and the Transactions (such approval and adoption having been made in accordance with the DGCL), (iii) recommended that the holders of Company Shares accept the Offer and tender Company Shares pursuant to the Offer, and to the extent required by applicable Law, approve and adopt this Agreement, the Stockholder Agreement and the Transactions, (iv) adopted a resolution causing none of the Company, any of the Transactions or this Agreement or the Stockholder Agreement to be subject to any restriction set forth in any state takeover Law or similar Law that might otherwise apply, and (v) amended the Rights Agreement as contemplated herein, which actions and resolutions have not been subsequently rescinded, modified or withdrawn in any way.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent organizational documents of the Company or any Company Subsidiary, (ii) subject to obtaining the Company Required Approvals and, in the case of the Merger, the Required Shareholder Vote, if required, conflict with or violate any U.S. or non-U.S. law (statutory, common or otherwise), including any statute, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of a Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) subject to obtaining the consents that are required to be listed in Section 4.5(a) of the Disclosure Schedule, result in any breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or result in the loss of a material benefit under any Company Material Contract or material Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of any of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or materially delay consummation of the Offer or the Merger and would not have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for (x) applicable requirements, if any, of the Exchange Act and state securities or “blue sky” laws (“Blue Sky Laws”), (y) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar requirements in foreign countries regarding antitrust or competition matters, and (z) filing and recordation of appropriate merger documents as required by the DGCL (collectively, the “Company Required Approvals”), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or materially delay consummation of the Offer or the Merger and would not have a Material Adverse Effect.

4.6 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not prevent or materially delay consummation of the Offer or the Merger and would not have a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, and there have occurred no defaults under, violations of, or events giving rise to a right of termination, amendment or cancellation of any such Permits (with or without notice, the lapse of time or both), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not prevent or materially delay consummation of the Offer or the Merger and would not have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is, and neither the Company nor any Company Subsidiary since February 1, 2007 has been, in conflict with, or in default, breach or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (ii) any Company Material Contract or material Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, would not prevent or materially delay consummation of the Offer or the Merger and would not have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has, since February 1, 2007, received any written notice from any Governmental Authority alleging that it is not in compliance in all material respects with any Law.

4.7 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports and other documents required to be filed by it with the SEC since February 1, 2006 (such documents filed since February 1, 2006, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “SEC Reports”). Each SEC Report (x) complied, or if filed subsequent to the date of the Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (y) did not, at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment), contain, or if filed after the date hereof at the time of filing will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary has been or is required to file any form, report or other document with the SEC.

(b)(i) Each of the consolidated financial statements contained in the SEC Reports (collectively, the “Audited Company Financial Statements”) (A) have been, or will be, as the case may be, prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) complied, or will comply, as the case may be, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) was, or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (D) fairly presents, or will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end adjustments). (ii) The unaudited financial information contained in the Company’s earnings release set forth in Section 4.7(b) of the Disclosure Schedule for the quarter ended April 30, 2009 (such unaudited financial information together with the Audited Company Financial Statements, the “Company Financial Reports”) (A) has been prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as noted therein), and (C) fairly presents, in all material respects the consolidated financial position and results of operations of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject to normal and recurring year-end adjustments).

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as at January 31, 2009, including the notes thereto (the “2009 Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, except for (x) liabilities and obligations incurred in the ordinary course of business in amounts consistent with past practice since the date of the 2009 Balance Sheet that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (y) liabilities and obligations incurred in connection with the preparation and negotiation of this Agreement or as required by this Agreement. Section 4.7(c)-1 of the Disclosure Schedule sets forth a description of all indebtedness for borrowed money of the Company and the Company Subsidiaries greater than $500,000 individually or in the aggregate (other than any indebtedness owed to the Company or a Company Subsidiary). Section 4.7(c)-2 of the Disclosure Schedule lists all obligations of the Company and the Company Subsidiaries in respect of interest rate and currency obligation, swaps, hedges or similar arrangements.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the

SEC Reports, and the statements contained in such certifications are true and correct. For purposes of this Section 4.7(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.

(e) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other of the SEC Reports.

(f) The Company maintains a system of internal controls over financial reporting and accounting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(h) The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended January 31, 2009, and such assessment concluded that such controls were effective. Since February 1, 2006, the Company has disclosed to the Company’s outside auditors and the audit committee of the Company (and made copies of such disclosures available to Parent) (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and (C) any claim or allegation of any of the foregoing. Since February 1, 2006, the Company has not received from its independent auditors any oral or written notification of a (i) “reportable condition” or (ii) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

(i) The Company has furnished Parent with copies of all comment letters received by the Company from the SEC since February 1, 2006, relating to the Company’s SEC Reports and all responses of the Company thereto. There are no outstanding unresolved issues with respect to the Company or the SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and there are no pending (i) formal or, to the knowledge of the Company, informal investigations of the Company by the SEC or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board. Since February 1, 2006 there has been no material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. Since February 1, 2006, no current or former attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(j) To the knowledge of the Company, no employee of the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX. Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of SOX.

(k) The Company has heretofore furnished to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all Contracts, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

4.8 Absence of Certain Changes or Events. Since the date of the 2009 Balance Sheet, except as contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the 2009 Balance Sheet (i) there has not been any event, condition, circumstance, development, change or effect, having, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) none of the Company or any of the Company Subsidiaries has taken any action that if taken between the date hereof and the Effective Time would constitute a breach of Section 6.1.

4.9 Absence of Litigation. There is (A) no litigation, suit, claim, action, hearing, proceeding, arbitration or mediation pending, or (B) to the knowledge of the Company, (x) no inquiry or investigation pending or (y) threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, that (i) (w) involves (individually or collectively with all other Actions) an amount in controversy in excess of $500,000, (x) seeks material injunctive relief, (y) seeks to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement or (z) otherwise individually or in the aggregate would be material to the Company or any Company Subsidiary, (ii) seeks to materially delay or prevent the consummation of any Transaction, or (iii) will cause or require (or purports to cause or require) Parent or any of its Affiliates to (1) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property Rights owned by or licensed by or to Parent or any of its Affiliates, or (2) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party. To the Company’s knowledge, there is no existing allegation, condition, situation or set of circumstances that would reasonably be expected to give rise to an Action of the type enumerated in the foregoing clauses (i)-(iii). Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would prevent or materially delay consummation of the Offer or the Merger or reasonably be expected to be material to the Company or any Company Subsidiary. There are not currently pending, nor have there been since February 1, 2007, any internal investigations or inquiries conducted by the Company, the Company Board (or any committee thereof) or, to the knowledge of the Company, any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance involving the Company, any of the Company Subsidiaries or their respective officers or employees. As of the date hereof, there is no material Action that the Company or any Company Subsidiary intends to initiate.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts to which the Company or any ERISA Affiliate is a party (except for (i) offer letters that provide for employment that is terminable at will and without cost or liability to the Company or its Subsidiaries and (ii) employment contracts for employees hired and based in locations outside the U.S., in which case only forms of such Contracts shall be scheduled, unless such individual Contract is a Company Material Contract), with respect to which the Company or any ERISA Affiliate has or could have any obligation or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any consulting contracts, arrangements or understandings between the Company or any Company Subsidiary and any consultant of the Company or any Company Subsidiary except for consulting agreements for consultants engaged and based in locations outside of the United States, in which case only forms of such agreements shall be scheduled, unless such agreement constitutes a Company Material Contracts (collectively, the “Plans” and all Plans, excluding Plans not subject to U.S. Law, the “US Plans”). The Company has made available to Purchaser a true and complete copy of each Plan and has made available to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Plan (except for individual written Company Stock Option and Company RSU agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) each most recent summary plan description and summary of material modifications, (iii) annual reports on Internal Revenue Service (“IRS”) Form 5500 for the most recent three (3) plan years, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. There are no oral Plans. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the ordinary course of business, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(b) None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or a plan that is subject to Title IV of ERISA or Section 412 of the Code. None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any Transaction, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit in connection with a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change. Neither the Company nor any Company Subsidiary has become obligated to make, or will as a result of any event connected directly or indirectly with any transaction contemplated herein become obligated to make, any “excess parachute payment” as defined in Section 280G of the Code. There is no written or unwritten Contract, plan, arrangement or other contract by which the Company or any Company Subsidiary is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state law.

(c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. The Company and the Company Subsidiaries have performed all material obligations required to be performed by them under and are not in default under or in violation of, and there is no default or violation by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits in the ordinary course of business) and to the knowledge of the Company, no fact or event exists that could give rise to any such Action.

(d) Each US Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the US Plan for which determination letters are currently available that the US Plan is so qualified, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan, and each trust established in connection with any US Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan, and no fact or event has occurred since the date of such determination letter or letters from the IRS (or in the preceding seven (7) years if no favorable determination letter exists) that could be expected to adversely affect the qualified status of any such US Plan or the exempt status of any such trust.

(e) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any US Plan. Neither the Company nor any ERISA Affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the knowledge of the Company, no fact or event exists that could give rise to any such liability.

(f) All contributions, premiums or payments required to be made with respect to any US Plan have been made on or before their due dates. All such contributions are or were fully deductible for federal income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists that could be expected to give rise to any such challenge or disallowance.

(g) Section 4.10(g) of the Disclosure Schedule sets forth each Plan that provides any compensation that could be deemed deferred compensation within the meaning of

Section 409A of the Code, and each such Plan is in compliance with Section 409A of the Code. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(h) The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company and the Company Subsidiaries or pursuant to other arrangements with the Company and the Company Subsidiaries, including the Plans, to holders of Company Common Stock and other securities of the Company (the “Covered Securityholders”) (with all such plans and arrangements being collectively referred to as the “Company Arrangements”). All such amounts payable under the Company Arrangements (i) have been or are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) were not, and are not, calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The adoption, approval, amendment or modification of each Company Arrangement has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Company Board, the Compensation Committee of the Company Board (the “Company Compensation Committee”) or its independent directors. A true and complete copy of any resolutions of any committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence and taken prior to the date of this Agreement has been made available to Parent prior to the execution of this Agreement.

(i) In addition to the foregoing, with respect to each plan, program or arrangement described in Section 4.10(a) that is not subject to U.S. law (a “Non-U.S. Benefit Plan”):

(i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued;

(ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and

(iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available. Each Non-U.S. Benefit Plan is now and always has been operated in material compliance with all applicable Laws.

4.11 Labor and Employment Matters.

(a) The Company represents and warrants that:

(i) There are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees.

(ii) Neither the Company nor any Company Subsidiary is a named party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union contract applicable to persons employed by the Company or any Company Subsidiary except for those collective bargaining agreements, work council agreements, work force agreements or labor union contracts set forth on Section 4.11(a)(ii)(1) of the Disclosure Schedule; to the knowledge of the Company none of the employees of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization except as set forth on Section 4.11(a)(ii)(2) of the Disclosure Schedule; and, to the knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees.

(iii) There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against the Company or any Company Subsidiary; nor are there any unfair labor practice complaints pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority, or any current union representation questions involving employees of the Company or any Company Subsidiary.

(iv) All individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as either “independent contractors” (or comparable status in the case of a foreign Company Subsidiary) or “employees” as the case may be.

(v) There is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary. No consent of any labor union is required to consummate any of the Transactions. There is no obligation to inform, consult or obtain consent in advance of or simultaneously with the Transactions of any works council, employee representatives or other representative bodies in order to consummate the Transactions, except as set forth on Disclosure Schedule 4.11(a)(v).

(b) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no charge or other Action pending or, to the knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission, any court, or any other Governmental Authority with respect to the employment practices of the Company or any Company Subsidiary, other than charges or Actions, individually or in the aggregate, that would not (i) prevent or materially delay consummation of the Offer or the Merger or (ii) if adversely determined, result in material liability to the Company or any Company Subsidiary. The employment of those employees of the Company and the Company Subsidiaries hired and based in the U.S. is terminable at will without cost or liability to the Company or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Disclosure Schedule 4.11(b).

(c) The Company has made available to Purchaser a list, as of the date hereof, of (i) each employee and consultant that provides services to the Company or any Company Subsidiary and the country (and state, for those located in the U.S.) in which each such employee and consultant is based and primarily performs his or her duties or services (except where the disclosure of such information would be prohibited by data privacy laws without the employee’s or consultant’s consent); and (ii) each such person’s position or title, annual base salary or wages, and date of hire. Section 4.11(c) of the Disclosure Schedule contains a list of the countries, which does not include the United States, in which data privacy laws prohibit the disclosure of information in this Section without the employee’s or consultant’s consent. The Company has made available to Purchaser a true and correct copy of all written employment and consulting contracts of each employee and consultant that provides services to the Company or any Company Subsidiary (except for (i) offer letters that provide for employment in the U.S. that is terminable at will and without cost or liability to the Company or its Subsidiaries and (ii) employment and consulting contracts for employees and consultants hired and based in locations outside the U.S., in which case only forms of such contracts shall be scheduled, unless such individual contract is a Company Material Contract). Such contracts or forms have been made completely anonymous for those employees based in jurisdictions where this is required under applicable data privacy/protection Laws. As of the date hereof, no officer or employee holding the position of vice president or above has terminated or has advised the Company or any Company Subsidiary of his or her intention to terminate his or her relationship or status as an employee or consultant of the Company or the Subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement and, except as set forth on Section 4.11(c)-1 of the Disclosure Schedule, the Company and the Subsidiary have no plans or intentions as of the date hereof to terminate any such employee or consultant. Section 4.11(c)-2 of the Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary. This list of offers of employment has been made completely anonymous with regard to those offerees based in jurisdictions where this is required under applicable data privacy/protection laws.

4.12 Offer Documents; Schedule 14D-9; Proxy Statement. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting nor the information statement to be sent to such stockholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading. The Schedule 14D-9 and the Proxy Statement and all documents required to be filed by the Company with the SEC or disseminated to Company stockholders in connection with this Agreement and the Transactions shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Purchaser or any of their Representatives for inclusion in any of the foregoing documents or the Offer Documents.

4.13 Property and Leases.

(a) The Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the 2009 Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business and sales after the date of the 2009 Balance Sheet of assets no longer required for the conduct of the Business as presently conducted) free of any Liens other than Permitted Title Exceptions; provided, that no representation is made under this Section 4.13 with respect to Intellectual Property Rights. The Company and the Company Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not have a Material Adverse Effect. All of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are in the condition and repair sufficient to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not have a Material Adverse Effect.

(b) Section 4.13(b) of the Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company or any of the Company Subsidiaries (“Company Owned Real Property”). The Company and/or the Company Subsidiaries have good, valid and marketable title in fee simple to all Company Owned Real property, free and clear of all Liens of any nature whatsoever except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company’s or any of the Company Subsidiaries’ business operations (in the manner presently carried on by the Company or such Company Subsidiaries), and (iii) for such matters that would not, individually or in the aggregate, have a Material Adverse Effect (collectively with the matter disclosed in the

Disclosure Schedule, the “Permitted Title Exceptions”). The Company Owned Real Property is not subject to any special assessment, condemnation, eminent domain, zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would prevent or materially delay consummation of the Offer or the Merger or reasonably be expected to be material to the Company or any Company Subsidiary or that seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement with respect to the Company Owned Real Property. Neither the Company nor any Company Subsidiary has leased or otherwise granted to any other person any rights to occupy or possess any part of the Company Owned Real Property, except for any such leases or grants that have previously terminated and leases of excess space that do not materially and adversely effect the conduct of the Company’s business as presently conducted. There are no outstanding options or other contractual rights to purchase, lease or use, or rights of first refusal to purchase, the Company Owned Real Property or any portion thereof or interests therein or contracts relating to the right to receive any portion of the income or profits from the sale, operation or development thereof. To the knowledge of the Company, all utility systems situated on and serving the Company Owned Real Property are adequate and suitable in all material respects for the purpose of conducting the Company’s business as presently conducted.

(c) Section 4.13(c) of the Disclosure Schedule sets forth a complete and accurate list of all material leases of real property (“Company Leased Real Property”) to which the Company or any Company Subsidiary is a party. All such leases of real property to which the Company or any Company Subsidiary is a party, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company or any Company Subsidiary, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Company Subsidiary, except as would not prevent or materially delay consummation of the Offer or the Merger and as, individually or in the aggregate, would not have a Material Adverse Effect. Except in compliance in all material respects with the term of the applicable lease, neither the Company nor any Company Subsidiary has made any material alterations, additions or improvements to the leased property that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable lease term. The Company Leased Real Property is not subject to any special assessment, condemnation, eminent domain, zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would prevent or materially delay consummation of the Offer or the Merger or reasonably be expected to be material to the Company or any Company Subsidiary or that seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement.

4.14 Intellectual Property.

(a) Schedule of Registered IP. Section 4.14(a) of the Disclosure Schedule contains a complete and accurate list of all Registered Company Intellectual Property, in each case listing, as applicable, (i) the name of the applicant/registrant and current owner, (ii) the jurisdiction where the application/registration is located (or, for Domain Names, the applicable registrar), (iii) the application or registration number, (iv) the filing date and issuance/registration/grant date, and (v) the prosecution status. Company and/or one of the Company Subsidiaries is listed in the records of the appropriate Governmental Authority as the sole owner of each item of Registered Company Intellectual Property.

(b) USPTO and Governmental Authority Actions. The Company is current in the payment of all registration, maintenance and renewal fees with respect to the Registered Company Intellectual Property. The Company has filed all currently or previously required affidavits, responses, recordations, certificates and other documents and taken all currently or previously required actions for the purposes of obtaining, maintaining, perfecting, preserving and renewing the Registered Company Intellectual Property and its validity and enforceability. Except as set forth in Section 4.14(b) of the Disclosure Schedule, there are no actions that must be taken for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Registered Company Intellectual Property within one hundred twenty (120) days following the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any affidavits, responses, recordations, certificates or other documents. Company and its Subsidiaries have complied with all applicable rules, policies, and procedures of the United States Patent and Trademark Office, United States Copyright Office, and any applicable foreign Governmental Authorities with respect to each item of Registered Company Intellectual Property, to the extent that compliance affects the enforceability or validity of such Registered Company Intellectual Property. To the knowledge of the Company, each item of Registered Company Intellectual Property has been prosecuted in compliance with such rules, policies, and procedures.

(c) Trademarks. All Trademarks included in the Registered Company Intellectual Property have been in continuous use sufficient to maintain the registrability of such Trademarks in the form appearing in, and in connection with the goods and services listed in, the applicable registration certificates or renewal certificates, as the case may be. The Company and Company Subsidiaries have taken commercially reasonable actions to police all registered Trademarks and all material unregistered Trademarks included in the Owned Company Intellectual Property against third party infringement.

(d) Rights to IP Ordered or Awarded. Except to the extent set forth in Section 4.14(d) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any decree, judgment, order, or arbitral award that would or could reasonably be expected to require the Company or any Company Subsidiary to grant to any Third Party any license, covenant not to sue, immunity or other right with respect to any Intellectual Property Rights.

(e) No Proceedings. Since June 1, 2006, no Registered Company Intellectual Property is or has been involved in any interference, reissue, reexamination, opposition, cancellation or other proceeding, including any proceeding regarding invalidity or unenforceability, in the United States or any foreign jurisdiction, and, to the knowledge of the Company, no such action has been threatened.

(f) Trade Secrets. The Company and Company Subsidiaries have, in accordance with the applicable Law of each relevant jurisdiction, taken commercially reasonable steps to protect their rights in and to their Trade Secrets, including by not making any disclosure of Trade Secrets except under written confidentiality obligations (other than former Trade Secrets intentionally publicly disclosed by the Company without confidentiality obligations in its reasonable business judgment). To the knowledge of the Company, there has been no misappropriation or unauthorized disclosure of any material Trade Secret included in the Owned Company Intellectual Property, which material Trade Secrets include all Trade Secret embodied or used in Company Products. The Company and Company Subsidiaries are in compliance in all material respects with and have not breached in any material respect any contractual obligations to protect the Trade Secrets of Third Parties in accordance with the terms of any Contracts relating to such Third Party Trade Secrets.

(g) Employees, Consultants, & Contractors

(i) The Company and Company Subsidiaries have and enforce policies requiring each employee, consultant and contractor who is involved in the development of any Company Products to execute proprietary information, confidentiality and assignment agreements appropriate for the jurisdiction in which such employees, officers, consultants, and contractors reside and provide development services that, to extent permitted by applicable Law, assign to the Company and/or a Company Subsidiary all Intellectual Property and Intellectual Property Rights that are developed by the employees, and, with respect to consultants or contractors, all Intellectual Property and Intellectual Property Rights that are developed by the consultants or contractors in the course of performing services for the Company or any Company Subsidiaries, and that otherwise appropriately protect the Intellectual Property and Intellectual Property Rights of the Company and any Company Subsidiary and the Trade Secrets of Third Parties (each, a “Employee IP Agreement”). All present and former employees, officers, consultants and contractors of the Company or any Company Subsidiary who are involved in the development of any Company Products have signed an appropriate Employee IP Agreement, in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, the forms attached to Section 4.14(g)(i) of the Disclosure Schedule with respect to proprietary information, confidentiality, and assignment and licensing of Intellectual Property and Intellectual Property Rights, and Section 4.14(g)(i) lists any present and former employees, officers, consultants or contractors of the Company or Company Subsidiaries involved in the development of any Company Products who have not signed such agreements. No current employee, officer, consultant or contractor of the Company or any Company Subsidiary involved in the development of any Company Products and, to the knowledge of Company, no former employee, officer, consultant or contractor of the Company or any Company Subsidiary involved in the development of any Company Products is in default or breach of any term of any Employee IP Agreement or other, employment or contractor agreement, non-disclosure agreement, assignment agreement, or similar Contract relating to Intellectual Property or Intellectual Property Rights entered into between such employee, officer, consultant or contractor and the Company or any Company Subsidiary in connection with such individual’s employment or other engagement with Company or any Company Subsidiary. Neither the Company nor any Company Subsidiaries has exclusively licensed any Registered Company Intellectual Property from any Third Party. All assignments of Registered Company Intellectual Property to Company or any Company Subsidiary have been duly executed and recorded with the appropriate Governmental Authorities. No present or former employee, officer, consultant or contractor of the Company or any Company Subsidiary has any ownership, license or other right, title or interest, directly or indirectly, in whole or in part, in any Owned Company Intellectual

Property (other than to the extent any such individual has a non-exclusive license to use Company Products granted by Company or a Company Subsidiary in the ordinary course of business). Section 4.14(g)(i) of the Disclosure Schedule contains a complete and accurate list of all limitations of, exceptions to, and exclusions and carve-outs from any employee assignment of Intellectual Property or Intellectual Property Rights contained in any Employee IP Agreement to the extent any such limitation, exception, and exclusion or carve-out would reasonably be expected to be related to any Company Product or other aspect of the business of the Company or any Company Subsidiary (collectively, the “Employee Retained IP”). No Employee Retained IP is included in (or claimed or purported to be included in) any Intellectual Property or Intellectual Property Rights included in any Company Products (other than Employee Retained IP that is generally available to the public under Open Source license terms).

(ii) There are no Contracts to which Company or any Company Subsidiary is a party, or by which Company or any Company Subsidiary is otherwise bound, that (a) prohibit or restrict (or purport to prohibit or restrict) the free movement of any current employee, contractor or other personnel of Company or any Company Subsidiary who is involved in the development of any Company Products within or among Company’s or any Company Subsidiary’s organization or business units, or between Company or any Company Subsidiary and any affiliate of Company or any Company Subsidiary, (b) prohibit or restrict (or purport to prohibit or restrict) any current employee, contractor or other personnel of Company or any Company Subsidiary who is involved in the development of any Company Products from performing any services for or working with any Third Party, or (c) prohibit or restrict (or purport to prohibit or restrict) any current employee, contractor or other personnel of Company or any Company Subsidiary who is involved in the development of any Company Products from engaging in any activities or performing any work related to any particular technology, product or other subject matter.

(h) Enforceability, Validity of IP. To the knowledge of the Company, there are no facts, circumstances, or information, Intellectual Property, or Intellectual Property Rights that would reasonably be expected to limit or render invalid or unenforceable any of the Intellectual Property Rights included in the Owned Company Intellectual Property (or provide any grounds therefor). To the knowledge of the Company, there are no facts, circumstances, or information, Intellectual Property, or Intellectual Property Rights that would reasonably be expected to adversely affect, limit, restrict, impair, or impede the ability of Surviving Corporation and the Company and the Company Subsidiaries to use and practice the Company Intellectual Property from and after the Effective Date in substantially the same manner in which it was used prior to the Effective Time. Since June 1, 2004, neither the Company nor any Company Subsidiary has received any Claim challenging or questioning the validity or enforceability of any of the Registered Company Intellectual Property or the Owned Copyrights, or indicating an intention on the part of any person to bring a Claim that any of the foregoing is invalid, is unenforceable or has been misused, other than any Claim finally resolved prior to June 1, 2006. The Intellectual Property Rights included in the Owned Company Intellectual Property are subsisting and in full force and effect, are valid and enforceable, and have not been abandoned or passed into the public domain.

(i) No Infringement or Misappropriation of Company IP. To the knowledge of the Company, no person is infringing, misappropriating, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights owned or exclusively licensed by Company or any Company Subsidiary, except to the extent such violation consists only of a breach of a customer agreement by the applicable customers exceeding the number of permitted licensed users or licensed copies or other underpayment of license fees (a “Compliance Violation”). Since June 1, 2006, neither Company nor any Company Subsidiary has made any Claim with respect to infringement or misappropriation of any Intellectual Property Rights owned by or exclusively licensed to Company or any Company Subsidiary against any person, nor has Company or any Company Subsidiary issued any written communication inviting any person to take a license, authorization, covenant not to sue or the like with respect to any such Intellectual Property Rights at any time since June 1, 2006 (other than in connection with Compliance Violations). Since June 1, 2004, neither the Company nor any Company Subsidiary has received any notice or Claim challenging the Company’s or any Company Subsidiary’s exclusive ownership of any Intellectual Property Rights included in the Owned Company Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership with respect thereto (other than any Claim finally resolved prior to June 1, 2006).

(j) Infringement by Company. None of the Company, any Company Subsidiary, or any Company Product, infringes, misappropriates, uses or discloses without authorization, or otherwise violates any Intellectual Property Rights of any person or constitutes unfair competition or trade practices under the Law of any jurisdiction. Since June 1, 2004, Company and its Subsidiaries have not received any Claim or notice of any related Action relating to any of the foregoing and, to the knowledge of Company, there are no facts, circumstances or information that would reasonably be expected to be the basis for such a Claim (other than any Claim finally resolved prior to June 1, 2006). Since June 1, 2004, neither the Company nor any Company Subsidiaries has received any written communication inviting the Company of its Subsidiaries to take a license, authorization, covenant not to sue or the like with respect to Intellectual Property Rights, other than in connection with licenses granted to Company or the Company Subsidiaries in the ordinary course of business and not related to any infringement or other violation by the Company or any Company Subsidiary (other than any Claim finally resolved prior to June 1, 2006).

(k) Ownership; Licenses. Company and the Company Subsidiaries solely and exclusively own all right, title and interest (including the sole right to enforce) in and to the Owned Company Intellectual Property free and clear of all Liens, and have not exclusively licensed (under any Contract in effect as of the date of this Agreement) any such Owned Company Intellectual Property, or any other Company Intellectual Property, to any person, and are under no obligation to grant any such licenses. All of the Intellectual Property and Intellectual Property Rights used (or held for use) by the Company or any Company Subsidiary that are not Owned Company Intellectual Property and are used in any Company Products or in the development of any Company Products are duly and validly licensed to Company or the applicable Company Subsidiary pursuant to a valid and enforceable Contract, or Company and Company Subsidiaries otherwise have a valid and enforceable right with respect to such Intellectual Property and Intellectual Property Rights, for use in the manner in which such Intellectual Property and Intellectual Property Rights are used in the conduct of the Company’s and the Company Subsidiaries’ businesses. Following the Effective Time, the Surviving Corporation will own or have (pursuant to the Company Intellectual Property Agreements and

Company’s and the Company Subsidiaries’ other Contracts) the same rights as Company and the Company Subsidiaries had immediately prior to the Effective Time with respect to all Company Intellectual Property and all other Intellectual Property and Intellectual Property Rights used in any Company Products or in the development of any Company Products.

(l) Scheduled IP Agreements. Section 4.14(l) of the Disclosure Schedule contains a complete and accurate list of:

(i) all material Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is otherwise bound, that relate to any Intellectual Property Rights under which the Company or any Company Subsidiary has granted or agreed to grant to any Third Party any license, covenant, release, immunity, assignment, or other right with respect to any Intellectual Property Rights (whether now existing or existing in the future)

(ii) all material Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is otherwise bound, that relate to any Intellectual Property Rights under which any Third Party has granted or agreed to grant to Company or any Company Subsidiary any license, covenant, release, immunity, assignment, or other right with respect to Intellectual Property Rights; and

(iii) all material Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is otherwise bound, that relate to any Intellectual Property Rights and are not otherwise included in subsection (i) or (ii) above;

(iv) all other Contracts to which the Company or any Company Subsidiary is a party that contain any license, covenant, release, immunity, assignment, or other right with respect to (1) any Patent, whether now existing or existing in the future, except Contracts entered into in the ordinary course of business pursuant to which Company or a Company Subsidiary has granted a license with respect to Patents only for the limited use of a Company Product, or (2) any Software (or Owned Copyrights related to Software) included in the Owned Company Intellectual Property, whether now existing or existing in the future, except Contracts entered into in the ordinary course of business pursuant to which Company or a Company Subsidiary has granted a license with respect to Software only as incorporated into or for use in connection with a Company Product, and (the Contracts in (i), (ii), (iii), and (iv), collectively, the “Company Intellectual Property Agreements”). All Company Intellectual Property Agreements are in full force and effect, and enforceable in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally). The Company and each Company Subsidiary is in material compliance with, and has not materially breached any term of, any such Company Intellectual Property Agreements and, to the knowledge of Company, all other parties to such Company Intellectual Property Agreements are in material compliance with, and have not materially breached any term of, such Company Intellectual Property Agreements. There are no pending disputes regarding such Company Intellectual Property Agreements, including disputes with respect to the scope thereof, performance thereunder, or payments made or received in connection therewith. Correct and complete copies of all Company Intellectual Property Agreements have been made available to Parent.

(m) Effect of Transaction. Neither the execution, delivery and performance of this Agreement or any Contracts, documents, or instruments to be executed by the Company or any Company Subsidiary after the date of this Agreement, nor the consummation of the Transactions, will violate or result in the breach, material modification, cancellation, termination or suspension of, or acceleration of any payments under, the Company Intellectual Property Agreements (or give rise to any right with respect to any of the foregoing). Following the Effective Time, the Surviving Corporation will have and be permitted to exercise all of Company’s and the Company Subsidiaries’ rights under the Company Intellectual Property Agreements (and will have the same rights with respect to the Intellectual Property and Intellectual Property Rights of Third Parties under the Company Intellectual Property Agreements) to the same extent that Company and the Company Subsidiaries would have had, and been able to exercise, had this Agreement or any Contracts, documents, or instruments to be executed by Company or its Subsidiaries after the date of this Agreement not been entered into, and the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company and Company Subsidiaries would otherwise have been required to pay anyway pursuant to the Company Intellectual Property Agreements. Neither the execution, delivery and performance of this Agreement or any Contracts, documents, or instruments to be executed by Company or its Subsidiaries after the date of this Agreement nor the consummation of the Transactions, nor any Contract to which Company or any Company Subsidiary is a party or otherwise bound, will cause or require (or purports to cause or require) the Surviving Corporation or Parent or any of its Affiliates to (i) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any Intellectual Property Rights of Parent or any of its Affiliates; or (ii) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party (except, in each of (i) and (ii), with respect to Surviving Corporation only, royalties, other amounts, discounts, licenses, covenants not to sue, immunities or other rights that Surviving Corporation would have had to pay, offer or grant had this Agreement not been entered into and the Transaction not been consummated).

(n) Open Source. Section 4.14(n) of the Disclosure Schedule contains (i) a complete and accurate list of all Open Source that is incorporated into, integrated or bundled with, linked to or otherwise used in or with any Company Product licensed to customers under non-Open Source license terms (a “Company Run Time Product”), (ii) a general description of the manner in which any Copyleft Open Source is incorporated into, integrated or bundled with, linked to, used in the development or compilation of, or otherwise used in or with any Company Run Time Product, and (iii) the Open Source license terms (and version, if applicable) under which such Open Source is licensed or otherwise obligated. No Company Run Time Product incorporates, is integrated or bundled with, links to or is otherwise used with any Copyleft Open Source. Company has complied with all Open Source license terms applicable to the Company Products. Company and the Company Subsidiaries have used commercially reasonable efforts to (a) identify all Open Source in any Company Product; and (b) regulate the use and distribution of Open Source in compliance with the applicable Open Source licenses. Any written Open Source policies of Company and the Company Subsidiaries are listed in Section 4.14(n) of the Disclosure Schedule, and complete and accurate copies thereof have been made available to

Parent. There has been no material deviation from or violation of Company’s policies with respect to Open Source. Correct and complete copies of all audits and other reviews regarding Open Source by Company and its Subsidiaries (whether performed by Company, any Subsidiary, or by a Third Party), to the extent such audits and other reviews are in the Company’s possession as of the date of this Agreement have been made available to Parent.

(o) Standards, SIGs. Section 4.14(o) of the Disclosure Schedule contains a list of all standards-setting organization, university or industry bodies and consortia, and other multi-party special interest groups and activities in which Company or any Company Subsidiary is currently participating, or in which Company or any Company Subsidiary has participated in the past to the extent that such past participation imposes or purports to impose any continuing obligations on Company or any Company Subsidiary (or, following the Effective Time, on Parent, the Surviving Corporation or any other Affiliate) with respect to licensing or granting of any other Intellectual Property Rights (other than licenses that survive with respect to the copyright in contributions made during such past participation), and a description of, or reference to, the membership agreements and other Contracts, bylaws, policies, rules and similar materials relating to such organizations, bodies and other activities.

(p) Company Products. “Company Products” means all services and products of the Company and Company Subsidiaries that are currently offered commercially or under development. Section 4.14(p) of the Disclosure Schedule sets forth a summary list of all Company Products.

(q) Contaminants. The Software included in the Company Products is substantially free of any material defects, bugs and errors in accordance with generally accepted industry standards, and does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials (“Contaminants”).

(r) Systems. The computer, information technology and data processing systems, facilities and services used by the Company and Company Subsidiaries, including all Software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company and Company Subsidiaries (collectively, “Systems”), are reasonably sufficient for the existing and currently anticipated future needs of the Company and Company Subsidiaries, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Company and Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to protect the Systems from Contaminants. The Systems, the Company’s and Company Subsidiaries’ procedures and processes for developing, supporting and maintaining the Systems, and the applications programming interfaces, protocols, data structures, command structures and other interfaces with respect to the Systems are documented in a commercially reasonable manner that would permit persons generally skilled in the subject matter of such Systems (including applications therefor) (e.g., personnel experienced in the support of Software, maintenance of network equipment, etc.) to develop, support and maintain such Systems (including applications therefor) in accordance with industry standards and without material disruption or interruption or effect on performance. Except as set forth in Section 4.14(r) of the Disclosure Schedule, all Systems, other than Software that is duly and validly licensed to the Company and Company Subsidiaries pursuant to a valid and enforceable Contract, are owned and operated by and are under the control of Company and the Company Subsidiaries. From and after the Effective Time, the Surviving Corporation will have and be permitted to exercise the same rights (whether ownership, license or otherwise) with respect to the Systems as Company and the Company Subsidiaries would have had and been able to exercise had this Agreement and such other Contracts, documents and instruments to be executed and delivered after the date of this Agreement not been entered into and the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company and Company Subsidiaries would otherwise have been required to pay anyway (other than with respect to any Systems that are generally commercially available on reasonable terms pursuant to “shrinkwrap” or “clickwrap” license agreements).

4.15 Taxes.

(a) Each of the Company and the Company Subsidiaries has filed all federal Income Tax Returns and all other material Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns as so filed disclose all material Taxes required to be paid for the periods covered thereby. All material Taxes due and owing by Company or the Company Subsidiaries (whether or not shown on any Tax Return) have been paid. There are no Liens for Taxes (other than Taxes not yet due and payable or Taxes that are currently being contested in good faith and that have been reserved for on the 2009 Balance Sheet in accordance with GAAP) upon any assets of the Company or any of the Company Subsidiaries. Each of the Company and the Company Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and all material Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(b) There is no material dispute or claim concerning any Tax liability of the Company or any of the Company Subsidiaries either (A) claimed or raised by any authority in writing or (B) as to which there is any knowledge of the Company.

(c) Section 4.15(c) of the Disclosure Schedule lists all income Tax Returns filed with respect to the Company or any Company Subsidiaries for taxable periods ended on or after January 31, 2007, in material jurisdictions, as that latter term was defined for purposes of Footnote 7 to the Company’s consolidated financial statements as set forth in Form 10-K for the period ended January 31, 2009. Section 4.15(c) also indicates those income Tax Returns with respect to taxable periods ended on or after January 31, 2003 filed in material jurisdictions that have been audited, and indicates those income Tax Returns filed in material jurisdictions that currently are the subject of audit. The Company has made available to Purchaser correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company and any of the Company Subsidiaries since January 31, 2006. Neither the Company nor any of the Company Subsidiaries has waived any statutes of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither the Company nor any Company Subsidiary has received written notice of any claim made by a Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns, that the Company or a Company Subsidiary is or may be required to file Tax Returns or to pay Taxes to that jurisdiction.

(d) The Transactions (including the Offer and Merger) will not result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of an “excess parachute payment” within the meaning of Section 280G of the Code, or any similar payment, that is not deductible for federal, state, local or foreign Tax purposes. Additionally, there is no contract to which the Company or any of the Company Subsidiaries is a party that, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, (ii) is subject to Section 409A of the Code, or (iii) could require the Company, the Company Subsidiaries or Parent or its subsidiaries to gross up a payment to any employee of the Company or any of the Company Subsidiaries for Tax related payments or cause a penalty tax under Section 409A of the Code.

(e) The accruals and reserves for Taxes reflected in the 2009 Balance Sheet are adequate to cover all Taxes accruable through such date in accordance with GAAP. Since the date of the 2009 Balance Sheet, neither the Company nor any of the Company Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice, and the reserve set forth on the face of the 2009 Balance Sheet (rather than in any notes thereto), as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Company and the Company Subsidiaries, is adequate to cover all Taxes accruable through the Effective Time in accordance with GAAP, excluding in each case any Taxes arising from the Transactions.

(f) None of the Company or the Company Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns for which the Company is the common parent) provided for under the laws of the U.S., any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year and neither Company nor any Company Subsidiary has any obligation to contribute to the payment of any Tax of any person other than the Company or a Company Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee, successor, by contract or otherwise.

(g) None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Effective Time) or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Offer and the Merger.

(h) The Company has not been a U.S. Real Property Holding Corporation (“USRPHC”) within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) None of the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement.

(j) Neither the Company nor any Company Subsidiary has engaged in a “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(k) Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (A) change in the method of accounting for a taxable period ending on or prior to the Effective Time, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Time, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Time, (D) installment sale or open transaction disposition made on or prior to the Effective Time, or (E) prepaid amount received on or prior to the Effective Time.

4.16 Environmental Matters. (a) The Company and each Company Subsidiary is and for the past five years has been in material compliance with all applicable Environmental Laws; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance for which the Company or a Company Subsidiary is legally responsible for any unperformed investigation or remediation costing in excess of $500,000 required by applicable law or any Contract; (c) the Company and each Company Subsidiary possesses and is in material compliance with all permits, licenses and other authorizations required under any Environmental Law for the conduct of its operations in the manner presently carried on by the Company or such Company Subsidiaries) (“Environmental Permits”); (e) to the knowledge of the Company, neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation, or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or Third Parties, pursuant to any applicable Environmental Laws or Environmental Permit. The Company has made available to Parent any and all notice letters, written requests for information, and any other written communication with or documentation from any Governmental Authorities regarding the presence of Hazardous Materials on any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary. The Company also has made available to Parent all material assessments, reports, data, results of investigations or audits, and other similar information that is in the possession of or reasonably available to the Company or the Company Subsidiaries regarding environmental matters pertaining to the environmental condition of the business of the Company and the Company Subsidiaries, or the compliance (or noncompliance) by the Company and the Company Subsidiaries with any Environmental Laws.

4.17 Material Contracts.

(a) Subsections (i) through (xvii) of Section 4.17(a) of the Disclosure Schedule contain lists of the following respective types of Contracts (together with all amendments) to which the Company or any Company Subsidiary is a party (such Contracts as are required to be set forth in Section 4.17(a) of the Disclosure Schedule being the “Company Material Contracts”):

(i) each Contract other than a Plan set forth in Section 4.10(a) of the Disclosure Schedule) that involved consideration of more than $500,000, in the aggregate, during the twelve (12) months ended April 30, 2009, and that cannot be canceled by the Company or any Company Subsidiary without penalty or further payment and without more than 90 days’ notice;

(ii) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising Contracts except any such contract that can be canceled by the Company or a Company Subsidiary without penalty or further payment and without more than 90 days’ notice;

(iii) (A) all employment Contracts of those employees and managers and that receive from the Company or any Company Subsidiary annual compensation (including base salary, commissions, MBO payments, and annual or other periodic or project bonuses) in excess of $45,000 for those individuals based in China, Romania, and India; $90,000 for those individuals based in Israel and Korea; and $150,000 for those individuals based in the United States, Canada, Japan, and European countries (other than Romania) and (B) all consulting Contracts for those consultants that receive from the Company or any Company Subsidiary annual compensation in excess $200,000 (provided that references to such Contracts have been made completely anonymous for those employees, managers or consultants based in jurisdictions where this is required under applicable data privacy/protection laws);

(iv) all material Contracts involving the payment of royalties or other amounts payable by the Company or a Company Subsidiary calculated based upon the revenues or income of the Company or a Company Subsidiary or income or revenues related to any product of the Company or a Company Subsidiary (other than Contracts involving compensation in connection with the sale and distribution of any product of the Company or a Company Subsidiary entered into in the ordinary course of business);

(v) all Contracts evidencing indebtedness for borrowed money in excess of $500,000;

(vi) Company Intellectual Property Agreements;

(vii) all Contracts pursuant to which the Company or any Company Subsidiary provides professional services to a Third Party that involved consideration of more than $500,000 during the twelve (12) months ended April 30, 2009 or that commits the Third Party receiving such professional services to pay consideration of more than $500,000 during the remaining term of the Contract;

(viii) all material Contracts with any Governmental Authority;

(ix) all material Contracts involving joint ventures (but excluding any Customer Optimization Arrangements);

(x) all Contracts that grant to a Third Party any right of first refusal or first offer or similar right or that limit in material respects, or purport to limit, the ability of the Company or any Company Subsidiary or, upon the consummation of the Offer or any other Transaction, Parent or any of its subsidiaries to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(xi) all material Contracts or arrangements that result in any person or entity holding a power of attorney from the Company or, any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective businesses;

(xii) any Contract providing for indemnification, contribution or any guaranty other than any customer Contract providing for indemnification, contribution or guaranty entered into in connection with the distribution, sale or license of products in the ordinary course of business;

(xiii) any Contract (A) relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of assets or equity ownership interests for consideration in excess of $500,000 other than in the ordinary course of business since February 1, 2007, or (B) pursuant to which the Company or any of the Company Subsidiaries will acquire any interest in any other person or other business enterprise other than the Company Subsidiaries;

(xiv) for any customer required to be specified in Section 4.21 of the Disclosure Schedule, all material Contracts with such Customers, including any material amendments thereto;

(xv) all Contracts (other than Plans disclosed on Section 4.10(a) of the Disclosure Schedule) that would obligate the Company or any Company Subsidiary to make any payment in connection with the Offer, the Merger or this Agreement;

(xvi) all other Contracts, whether or not made in the ordinary course of business, the absence of which would have a Material Adverse Effect; and

(xvii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $500,000, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly-owned Company Subsidiaries, in each case in the ordinary course of business consistent with past practice.

(b) (i) Each Company Material Contract is a legal, valid and binding agreement and is in full force and effect and enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally); the Company or the Company

Subsidiary, as applicable, is not in default under any Company Material Contract, has not committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the Company Material Contract; and none of the Company Material Contracts has been canceled by the other party; (ii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract; (iii) the Company and the Company Subsidiaries have not received any claim of default under any Company Material Contract, has not committed or failed to perform any act that, with or without notice, the lapse of time, or both, could constitute a breach or violation of, or default under any such Contract, which has not been cured in accordance with the cure provisions such Contract; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of the Company’s or the Company Subsidiaries’ rights under any Company Material Contract. The Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

4.18 Insurance.

(a) As of the date hereof, the Company and the Company Subsidiaries are, and continually since the later of January 1, 2005 or the date of acquisition by the Company have been, insured by insurers reasonably believed by the Company to be of recognized financial responsibility and solvency, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(c) Other than with respect to any Plans disclosed on Section 4.10(a) of the Disclosure Schedule pursuant to which benefits are provided through insurance contracts at no time subsequent to January 1, 2005 has the Company or any Company Subsidiary (i) been denied any insurance or indemnity bond coverage that it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases in the amount of coverage with respect thereto (or with respect to similar insurance) in prior years or that any current insurance coverage will not be available in the future, other than as a result of the Transactions, substantially on the same terms as are now in effect. There is no pending material claim by the Company or any of the Company Subsidiaries under any insurance policy.

4.19 Brokers and Expenses.

(a) No broker, finder or investment banker (other than Goldman Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has heretofore furnished to Parent a complete and correct copy of all Contracts between the Company and Goldman Sachs & Co. pursuant to which such firm would be entitled to any payment relating to the Transactions.

(b) Section 4.19(b) of the Disclosure Schedule sets forth (i) all out-of-pocket fees and expenses (including fees and expenses payable to investment banking firms and fees and expenses of counsel, accountants, experts and consultants, and all printing, filing and other expenses) actually paid, incurred or accrued by or on behalf of the Company or any Company Subsidiary in connection with this Agreement or the Transactions (including in connection with any proposals or announcements made by Parent or its affiliates in respect of a transaction with the Company), including all negotiations and all due diligence and other investigations, and (ii) a good faith estimate of all such fees and expenses that will be, or will be required to be, paid, incurred or accrued by or on behalf of the Company or any Company Subsidiary after the date hereof.

4.20 Takeover Laws. The Company Board has approved this Agreement and the Transactions and Stockholder Agreement for all purposes of Section 203 of the DGCL and has taken all action necessary to ensure that Section 203 of the DGCL will not impose any additional procedural, voting, approval, fairness or other restrictions on the timely consummation of the Transactions or restrict, impair or delay the ability of Parent or Purchaser to engage in any Transaction or to vote or otherwise exercise all rights as a stockholder of the Company. No other “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation of any Governmental Authority is applicable to the Company or the Transactions.

4.21 Customers and Suppliers. Section 4.21 of the Disclosure Schedule sets forth the top ten (10) suppliers (based on expenditures for the twelve (12) months ended April 30, 2009) of products or services to the Company and the Company Subsidiaries and the top twenty (20) customers of the Company and the Company Subsidiaries (based on revenues during the twelve (12) months ended April 30, 2009), and the top ten (10) distributors (based on revenues during the twelve (12) months ended January 31, 2009) of the Company and the Company Subsidiaries (on a consolidated basis). Since February 1, 2009, there has not been any material adverse change in the business relationship of the Company or any of the Company Subsidiaries with any such customer, supplier or distributor or any change or development that is reasonably likely to give rise to any such material adverse change, and neither the Company nor any of the Company Subsidiaries has received any written or oral communication or notice from any such customer, supplier or distributor to the effect that, or otherwise has knowledge that, any such customer, supplier or distributor (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of the Company Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of the Company Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any contract with the Company or any of the Company Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to the Company or any of the Company Subsidiaries.

4.22 Certain Business Practices. Neither the Company, any Company Subsidiary nor any director, officer, employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or any comparable Law, or (c) made any other unlawful payment.

4.23 Affiliate Transactions. There are no existing contracts, transactions, indebtedness or other arrangements, or any related series thereof, between the Company or any of the Company Subsidiaries, on the one hand, and any of the directors, officers or other affiliates of the Company and the Company Subsidiaries, on the other hand.

4.24 Vote Required. The affirmative vote on the adoption of this Agreement of the holders of a majority of the Company Shares outstanding on the record date for the meeting of stockholders of Company described in Section 7.1 (the “Required Shareholder Vote”) is the only vote of the holders of any class or series of Company’s capital stock necessary to adopt this Agreement or approve the Merger or otherwise in connection with any Transaction.

4.25 Amendment to Rights Agreement.

(a) The Company Board has taken all necessary action to irrevocably amend the Rights Agreement so that none of the execution or delivery of this Agreement, the making of the Offer or the acceptance for payment or payment for Company Shares by Purchaser pursuant to the Offer will cause (i) the Rights to become exercisable under the Rights Agreement, (ii) Parent or Purchaser or any of their affiliates to be deemed an “Acquiring Person” (as defined in the Rights Agreement) or (iii) the “Shares Acquisition Date” (as defined in the Rights Agreement) to occur upon any such event.

(b) The “Distribution Date” (as defined in the Rights Agreement) has not occurred.

4.26 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board received an opinion from Goldman Sachs & Co. (the “Company Financial Advisor”) to the effect that, as of the date thereof and based upon and subject to the various qualifications and assumptions set forth therein, the $11.50 per Company Share in cash to be received by the holders of Company Shares in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view.

4.27 Data Protection. (a) Company and the Company Subsidiaries have (i) materially complied with their respective published privacy policies and internal privacy policies and guidelines and all applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and Third Parties who have provided information to Company or Company Subsidiaries); and (ii) taken commercially reasonable measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. There has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Company or any Company Subsidiary (or any of their respective employees or, to the knowledge of the Company, contractors). Since February 1, 2006, to the knowledge of the Company, no person (including any Governmental Authority) has made any Claim or commenced any Action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personally identifiable information by Company or any Company Subsidiary (or any of their respective employees or contractors) (and to the knowledge of the Company, there is no reasonable basis for any such Claim or Action). The execution, delivery and performance of this Agreement and the consummation of the Transactions complies (and the disclosure to and use by Surviving Corporation and Parent and its Affiliates of such information after the Effective Time will comply) with Company’s and the Company Subsidiaries’ applicable privacy policies and in all material respects with all applicable Laws relating to privacy and data security (including any such Laws in the jurisdictions where the applicable information is collected). Company and the Company Subsidiaries have at all times made all disclosures to, and obtained any necessary consents from, users, customers, employees, contractors and other applicable persons required by applicable Laws related to privacy and data security and have filed any required registrations with the applicable data protection authority (and a list of those registrations is listed in Section 4.27 of the Disclosure Schedule).

(b) Before the Effective Time, none of the parties shall use any disclosed personably identifiable information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated by this Agreement.

4.28 Information Technology. In the twelve (12) month period prior to the date hereof, there has been no failure, breakdown or continued substandard performance of any Systems that has caused a material disruption or interruption in or to any customer’s use of the Systems or the operation of the business of Company or any Company Subsidiary. Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Company and Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course of business) in a commercially reasonable attempt to avoid material disruption or interruption to the business of Company and the Company Subsidiaries. The Company and Company Subsidiaries have in place industry standard (and, in any event, not less than commercially reasonable) disaster recovery and business continuity plans and procedures.

4.29 Minute Books. The Company has made available to Purchaser true and correct copies of the minute books of the Company since February 1, 2006. The minute books of the Company contain true and complete originals or copies of all minutes of meetings of and actions by the stockholders and the Board of Directors of the Company and all committees of the Board of Directors of the Company, and accurately reflect all corporate actions of the Company which are required by applicable Law, the Certificate of Incorporation, the Bylaws or other governing documents to be passed upon by the Board of Directors or stockholders of the Company.

4.30 Export Control Laws. The Company and each of the Company Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of U.S. export laws and regulations, and other export laws of the countries where it conducts business. Without limiting the foregoing:

(a) the Company and each of the Company Subsidiaries has obtained all export licenses and other approvals required for its exports of products, software and technologies from the U.S.;

(b) the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses or other approvals;

(c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Company Subsidiary with respect to such export licenses or other approvals; and

(d) to the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiaries’ export transactions that would reasonably be expected to give rise to any material future claims.

5.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

5.1 Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.

5.2 Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of either Parent or Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.3(b) have been obtained and all filings and obligations described in Section 5.3(b) have been made, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Purchaser pursuant to, or result in the loss of a material benefit under any Contract, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of (x) the Exchange Act and Blue Sky Laws, (y) the HSR Act and similar requirements in foreign countries where a merger filing will be necessary or advisable and (z) the filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

5.4 Financing. At the expiration of the Offer and at the Effective Time, either Purchaser will have available or Parent will make available or cause one or more of its affiliates to make available the funds necessary to purchase all of the Company Shares pursuant to the Offer and the Merger and to pay all fees and expenses in connection therewith.

5.5 Offer Documents; Proxy Statement; Schedule 14D-9. The Offer Documents shall not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Schedule 14D-9 and Proxy Statement, if any, shall not, at the date first mailed to stockholders of the Company, and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting that shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Offer Documents. The information supplied by Parent for inclusion in the Schedule 14D-9 and Proxy Statement, if any, and the Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

5.6 Absence of Litigation. Except as disclosed in Section 5.6 of the Parent Disclosure Schedule dated the date hereof and delivered by Parent to the Company (the “Parent Disclosure Schedule”), there is no Action pending or, to the knowledge of Parent or Purchaser, threatened against Parent, any subsidiary of Parent, or any property or asset of Parent or any subsidiary of Parent, before any Governmental Authority that is reasonably likely to prevent the consummation of any Transaction or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement. Neither Parent nor any subsidiary of Parent nor any property or asset of Parent or any subsidiary of Parent is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent or Purchaser, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that is reasonably likely to prevent consummation of the Offer or the Merger or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

5.7 Purchaser. All of the outstanding capital stock of Purchaser is owned directly by Parent. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Offer, the Merger and the Transactions, Purchaser has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any Contracts or arrangements with any person or entity.

5.8 Vote Required. No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement and the Transactions.

6.	CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of the Business Pending the Merger. Between the date of this Agreement and the earlier of (1) the Effective Time and (2) the date upon which Purchaser’s designees constitute a majority of the members on the Company Board pursuant to Section 7.3 (the “Control Date”), (i) the Company shall, and shall cause the Company Subsidiaries to, conduct the businesses of the Company and the Company Subsidiaries only in the ordinary course of business and in a manner consistent with past practice and in compliance in all material respects with all applicable Laws; (ii) the Company shall use reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with its customers, suppliers, distributors, licensors, licensees and other persons with which the Company or any of the Company Subsidiaries has business relations; (iii) the Company shall, and shall cause the Company Subsidiaries to, maintain the Company Owned Real Property and Company Leased Real Property in substantially the same condition as the same exist on the date of this Agreement (reasonable wear and tear excepted), (iv) upon reasonable request by Purchaser, the Company shall, or shall cause the Company Subsidiaries to, deliver any written notice necessary to exercise a renewal option with respect to those leases of Company Leased Real Property that require that such notice of renewal be delivered prior to the Effective Time, and (v) the Company shall not, and shall cause the Company Subsidiaries not to, take any action that would adversely affect or delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any regulatory agency or other Governmental Authority required for the Transactions. In addition, and not in limitation of the foregoing, except as (x) expressly contemplated by this Agreement, (y) set forth in Section 6.1 of the Disclosure Schedule or (z) as required in compliance with all applicable Laws, neither the Company nor any of the Company Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any Company RSUs or voting securities), of the Company or any of the Company Subsidiaries, except for (i) the issuance in the ordinary course of business of Company Stock Options for the purchase of up to 25,000 Company Shares and Company RSUs for the issuance of up to 10,000 Company Shares for employees hired after the date hereof, (ii) the issuance of Company Shares pursuant to exercises of the Company Stock Options or vesting of Company RSUs outstanding on the date hereof as disclosed in Section 4.3(b) in accordance with the terms of those options or Company RSUs on the date of this Agreement) and (iii) subject to Section 3.7, issuance of Company Shares pursuant to the Company ESPP;

(c) transfer, lease, sell, pledge, license, dispose of or encumber any material assets or properties of the Company or any of the Company Subsidiaries, except in the ordinary course of business and in a manner consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions made by a Company Subsidiary to the Company or another Company Subsidiary);

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(f) (i) acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any person or any material amount (individually or collectively) of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee or endorse, or otherwise become responsible for (contingently or otherwise), the obligations of any person, in the aggregate in excess of $500,000; (iii) make any loans, advances or capital contributions, except for employee loans or advances for travel expenses and extended payment terms for customers, in each case subject to applicable Law and only in the ordinary course of business; (iv) make, authorize, or make any commitment with respect to (A) any single capital expenditure or other expenditure that is, individually, in excess of $500,000 or (B) collectively, in the aggregate for the Company and the Company Subsidiaries taken as a whole in excess of $2,000,000; (v) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly-owned Company Subsidiary; or (vi) enter into or amend any Contract, commitment or arrangement with respect to any matter set forth in this Section 6.1(f);

(g) (i) increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit not required as of the date hereof by a Plan as existing on the date hereof and disclosed in Section 4.10(a) of the Company Disclosure Schedule, to its directors, officers or employees or other service providers, (ii) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination Contract with, any director, officer or other employee or other service providers of the Company or of any Company Subsidiary, subject to sub-Section 6.1(g)(v) below, other than offer letters, employment agreements, or consulting agreements entered into in the ordinary course of business that are terminable at will and without liability to the Company or any Company Subsidiary, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers, (iv) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification, retirement allowance, or other benefit, or (v) hire, elect or appoint any officer, director or employee holding a position of vice president or above;

(h) except as publicly announced prior to the date hereof, announce, implement or effect any reduction in labor force greater than five percent (5%) of the total Company headcount, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary, other than routine employee terminations;

(i) enter into a new line of business that (A) is material to the Company and the Company Subsidiaries taken as a whole, or (B) represents a category of revenue that is not discussed in Item 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009;

(j) take any action, other than reasonable actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including procedures with respect to the payment of accounts payable and collection of accounts receivable, and the revaluation of any assets);

(k) make or change any election, change an annual accounting period, adopt or change any accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, destroy or dispose of any books and records with respect to Tax matters relating to periods beginning before the Effective Time and for which the statute of limitations is still open or under which a record retention agreement is in place with a Governmental Authority if such election, adoption, change, amendment, agreement, settlement, surrender, consent, waiver, destruction or disposal would have the effect of materially increasing the Tax liability of the Company or any of the Company Subsidiaries for any period ending after the Effective Time or materially decreasing any Tax attribute of the Company or any of the Company Subsidiaries existing on the Effective Time;

(l) settle, pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), including any litigation, arbitration or other Action, other than (i) the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the 2009 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice, (ii) those that involve only the payment or receipt of money (and not the assumption of any liability or obligation, including, the grant to any Third Party of any license, covenant not to sue, immunity or other right with respect to or under any of the Owned Company Intellectual Property) in an amount less than $500,000; provided, that in connection with such payment the Company shall have received a complete and unconditional release against the Company and the Company Subsidiaries, or (iii) settlements in connection with routine customer audits that involve (x) the receipt of $500,000 or less by the Company and (y) the granting of continued use rights with respect to Company Products or products or services of the Company or any Company Subsidiary;

(m) enter into any Contract or amendment that would be a Company Material Contract, amend or modify in any material respect or consent to the termination of any Company Material Contract, or amend or modify in any material respect, waive or consent to the termination of the Company’s or any Company Subsidiary’s rights thereunder or waive, release, or consent to the termination of any claims or rights of material value to the Company or any Company Subsidiary; provided, however, that for all purposes of this Section 6.1(m), the definition of “Material Contract:”

(i) shall not include the category of Contracts referenced in Section 4.17(a)(xvi);

(ii) shall not include Contracts entered into with customers of the Company on terms consistent with the Company’s past contracting practices with similarly situated customers; and

(iii) all references to $500,000 in Section 4.17(a)(i) and Section 4.17(a)(vii) with respect to any customer contracts shall be deemed to refer to $2,000,000;

(n) enter into (i) any material Contract with new or existing suppliers or customers with a term of greater than thirty-six (36) months, (ii) any Contract with existing suppliers or customers other than on terms consistent with the Company’s or the applicable Company Subsidiary’s existing Contracts with such suppliers or customers, as applicable, as disclosed to Parent prior to the date hereof, or (iii) any Contract with new suppliers or customers other than on terms that are consistent with the Company’s past contracting practices with similarly situated suppliers or customers, as applicable;

(o) enter into any Contracts (i) under which Company or any Company Subsidiary grants or agrees to grant to any Third Party any assignment, license, covenant, release, immunity or other right with respect to any Intellectual Property or Intellectual Property Rights (other than non-exclusive licenses of Software granted to customers in the ordinary course of business consistent with Company’s past practice), (ii) under which Company or any Company Subsidiary establishes with any Third Party a joint venture, strategic relationship, or partnership pursuant to which Company agrees to develop or create any Intellectual Property, products or services; (iii) under which Company or any Company Subsidiary agrees to create or develop any Intellectual Property, products, or services with any Third Party that designs, develops, or manufactures or has manufactured microprocessors, microprocessor cores, netbooks, or personal computers; (iv) that will cause or require (or purport to cause or require) the Surviving Corporation or Parent or any of its Affiliates to (A) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property or Intellectual Property Rights of Parent or any of its Affiliates; or (B) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party (other than, with respect to the Surviving Corporation only, in connection with non-exclusive licenses of Software entered into in the ordinary course of business consistent with past practice);

(p) enter into or amend any Contract pursuant to which any other party is granted, or that otherwise constrains or subjects the Company or any Company Subsidiary or Parent or any of its Subsidiaries to, any non-competition, “most-favored nation”, exclusive marketing or other exclusive rights of any type or scope or that otherwise restricts the Company or any Company Subsidiary or, upon completion of the Offer or any other Transaction, Parent or any of its subsidiaries, from engaging or competing in any line of business or in any location; or enter into or amend any Contract with respect to joint ventures, partnerships or material strategic alliances; or, other than in the ordinary course of business consistent with past practices, enter into or amend any Contract with respect to future services requirements;

(q) enter into any lease, sublease or license for real property or material operating lease other than the entry into leases with respect to real property spaces of less than 8,000 square feet and a term of less than two (2) years;

(r) terminate, cancel, amend or modify any insurance coverage policy maintained by Company or any of the Company Subsidiaries that is not promptly replaced by a comparable amount of insurance coverage;

(s) enter into or amend or otherwise modify any Contract or arrangement with persons that are affiliates or are executive officers or directors of the Company;

(t) commence any material Action;

(u) enter into, participate in, establish or join any new standards-setting organization, university or industry bodies or consortia, or other multi-party special interest groups or activities;

(v) incur any non-employee expense (travel, facilities, other) that was not previously budgeted in the FY 2010 Annual Operating Plan set forth in Section 6.1(v) of the Disclosure Schedule; or

(w) announce an intention, enter into any formal or informal Contract or otherwise make a commitment to do any of the foregoing.

7.	ADDITIONAL AGREEMENTS

7.1 Stockholders’ Meeting.

(a) If required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable Law and the Company’s Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer (or, if later, following the termination of the subsequent offering period, if any) for the purpose of considering and taking action on this Agreement and the Transactions (the “Stockholders’ Meeting”), and (ii) subject to the terms of this Agreement, (A) include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Purchaser or Parent, the unanimous recommendation of the Company Board that the stockholders of the Company approve and adopt this Agreement and the Transactions and (B) use its reasonable best efforts to obtain such approval and adoption. The Company shall ensure that the Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all parties solicited in connection with the Stockholders’ Meeting are solicited, in compliance with all applicable Law. At the Stockholders’ Meeting, Parent and Purchaser shall cause all Company Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Transactions.

(b) Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 7.1, including its obligation to duly call, give notice of, convene and hold the Stockholders’ Meeting after the Acceptance Date shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Superior Proposal.

(c) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Company Shares, the parties hereto agree, at the request of Purchaser, subject to Article 8, to take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

7.2 Proxy Statement. If approval of the Company’s stockholders is required by applicable Law to consummate the Merger, then, promptly following consummation of the Offer (or, if later, following the termination of the subsequent offering period, if any), the Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence and summaries of all oral exchanges between the Company or any representative of the Company and the SEC. The Company shall promptly provide Parent and its counsel the opportunity to review the Proxy Statement, including all amendments and supplements thereto, prior to its being filed with the SEC, and shall give Parent and its counsel the opportunity to review all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Company Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time.

7.3 Company Board Representation; Section 14(f).

(a) Upon the Acceptance Date and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of (x) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that the aggregate number of Company Shares beneficially owned by Purchaser and any affiliate of Purchaser following such acceptance for purchase bears to the total number of Company Shares then outstanding, and the Company shall, at such time, promptly take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors of the Company, including, at Parent’s election, increasing the size of the Company Board or securing the resignations of incumbent directors, or both. At such times, the Company shall cause persons designated by Purchaser to constitute the same percentage (rounded up, if necessary) as persons designated by Purchaser constitute of the Company Board of (i) each committee of the Company Board, (ii) the board of directors of each Company Subsidiary, and (iii) each committee of each such board. The provisions of this Section 7.3 are in addition to, and shall not limit, any right that Purchaser, Parent or any affiliate of Purchaser or Parent may have (with respect to the election of directors or otherwise) under applicable Law as a holder or beneficial owner of shares of Company Common Stock.

(b) The Company shall promptly take all actions required to fulfill its obligations under this Section 7.3, including all such actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Purchaser shall supply to the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

(c) Notwithstanding anything in this Agreement to the contrary, in the event that Purchaser’s designees are elected or designated to the Company Board, then until the Effective Time, the Company shall cause the Company Board to have at least two (2) directors who are directors on the date of this Agreement, including at least two (2) directors who are (i) selected by such current directors and (ii) independent directors for purposes of the continued listing requirements of the NASDAQ Global Stock Market (such directors, the “Independent Directors”), provided, that, if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Director(s) shall be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of this Agreement (provided that no such individual is an employee of the Company or the Company Subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of this Agreement. If no Independent Director then remains, the other directors shall designate two (2) individuals, provided, that such individuals shall not be employees, officers, directors or affiliates of the Company, Parent or Purchaser (or, in the event that there shall be less than two (2) directors available to fill the vacancies as a result of such individuals’ deaths, disabilities or refusals to serve, such smaller number of individuals who are directors on the date of this Agreement) to fill the vacancies and such directors shall be deemed Independent Directors for purposes of this Agreement. Following the Control Date and prior to the Effective Time or termination of this Agreement by the Company, the approval of a majority of the Independent Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any amendment or termination of this Agreement on behalf of the Company, any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser under this Agreement, or any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company, and any amendment of the articles of incorporation or bylaws of the Company that would adversely affect the ability of the Company to consummate any of the Transactions. The Independent Directors shall have the authority to retain counsel (which may include current counsel to the Company) at the expense of the Company for the purpose of fulfilling their obligations hereunder, and shall have the authority, after the Acceptance Date, to institute any action on behalf of the Company to enforce the performance of this Agreement in accordance with its terms.

7.4 Access to Information; Confidentiality.

(a) From the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and other Representatives of Parent and Purchaser reasonable access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Company Subsidiary, including the Owned Company Intellectual Property, and shall furnish Parent and Purchaser with such financial, operating and other data and information (including the work papers of the Company’s accountants) as Parent or Purchaser, through their officers, employees and other Representatives, may reasonably request as long as these actions are in compliance with all applicable data privacy/protection Laws. Without limiting the generality of the foregoing, the Company shall and shall cause each Company Subsidiary to, make available to Parent by posting and making accessible to Parent within the Project Williamsburg 2009 workspace on the Merrill Corporation DataSite related to this transaction (the “Data Room”) a copy of each material internal or external report prepared by, or on behalf of, the Company or any Company Subsidiary as long as these actions are in compliance with all applicable data privacy/protection Laws.

(b) All information obtained by Parent or Purchaser pursuant to this Section 7.4 shall be held confidential in accordance with the confidentiality agreement, dated February 11, 2009 (the “Confidentiality Agreement”), between Parent and the Company.

(c) The Company shall consult with Parent in good faith on a regular basis as requested by Parent to report material (individually or in the aggregate) operational developments, the status of relationships with customers and potential customers, the status of ongoing operations and other matters reasonably requested by Parent.

(d) No investigation or consultation pursuant to this Section 7.4 or otherwise shall affect any representation warranty, covenant or other agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offer.

7.5 No Solicitation of Transactions.

(a) Except as set forth in this Section 7.5, until the earlier of the Control Date or the termination of this Agreement in accordance with the terms hereof, the Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives) with respect to any Acquisition Proposal, or (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Parent or its affiliates.

The Company immediately shall, and shall cause the Company Subsidiaries and shall instruct each of their respective Representatives immediately to, cease and cause to be terminated any and all discussions or negotiations with any person that may be ongoing with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information provided to any such party prior to the date of this Agreement and use its commercially reasonable efforts to ensure compliance with such request.

Notwithstanding anything to the contrary herein, prior to the Acceptance Date, in response to a bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is, or is reasonably likely to result in, a Superior Proposal, and which Acquisition Proposal did not result from or arise in connection with a breach of this Section 7.5(a) and was made after the date hereof, the Company may, subject to compliance with Section 7.5(c), (x) furnish information regarding the Company and the Company Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement (which shall permit the Company to comply with the terms of Section 7.5(c)) containing confidentiality and standstill provisions not less restrictive to such person than the provisions of the Confidentiality Agreement are to Parent; provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, but only if and to the extent that in connection with the foregoing clauses (x) and (y), the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such action is necessary to comply with its fiduciary duties under applicable Law, and provided, the Company shall not take any of the actions referred to in the foregoing clauses (x) and (y) unless the Company shall have notified Parent in writing at least three (3) business days prior to taking such action that it intends to take such action and the basis hereunder therefor. In addition, notwithstanding the foregoing, prior to the Acceptance Date, the Company may, to the extent the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such action is necessary to comply with its fiduciary duties under applicable Law, not enforce any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party for the sole purpose of allowing the other party to such agreement to submit an Acquisition Proposal, or with respect to another party that has submitted an Acquisition Proposal, solely with respect to such submission, that will constitute, or is reasonably likely to lead to, a Superior Proposal, that did not, in each case, result from a breach by the Company of this Section 7.5.

For purposes of this Agreement, “Superior Proposal” means any bona fide written proposal, which did not result from or arise in connection with a breach of this Section 7.5, made by a Third Party that, if consummated, would result in such Third Party’s (or its stockholders’) owning, directly or indirectly, 100% of the equity securities of the Company (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the Company and that (i) the Company Board determines in good faith (in accordance with written advice of a financial advisor of nationally recognized reputation and its outside legal counsel) to be (1) more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger (taking into account all terms and conditions of such proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)),

(2) reasonably capable of being completed by such Third Party (taking into account, among other things, the expectation of obtaining required regulatory approvals without undue cost or delay), and (3) otherwise reasonably likely to be completed (taking into account all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal), and (ii) is not subject to any due diligence or financing condition (and if financing is required, such financing is then fully committed to the Third Party).

(b) Except as set forth in this Section 7.5, until the earlier of the Acceptance Date and the termination of this Agreement in accordance with the terms hereof, neither the Company Board nor any committee thereof shall: (i) (A) fail to make, or withdraw, modify, amend or qualify or publicly propose to withdraw, modify, amend or qualify, in any manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Offer or the Merger (the “Company Board Recommendation”), (B) make any public statement inconsistent with the Company Board Recommendation (provided, however, that a public statement limited solely to a brief factual description of an Acquisition Proposal received after the date hereof that did not result from a breach by the Company of this Section 7.5 shall not be deemed to constitute a Change in Recommendation), (C) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for the Company Common Stock within ten (10) business days of the commencement of such offer, (D) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of the foregoing in clauses (A)-(D), a “Change in Recommendation”), or (ii) adopt or recommend, or publicly propose to adopt or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.5(a)) (any of the foregoing, an “Acquisition Agreement”).

Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Date, the Company Board may in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that was unsolicited and made after the date of this Agreement and did not result from or arise in connection with a breach of this Section 7.5, (A) make a Change in Recommendation if the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, such Change in Recommendation is necessary to comply with its fiduciary duties to the Company’s stockholders under applicable Law, or (B) cause the Company to terminate this Agreement pursuant to Section 9.1(f) and concurrently with such termination enter into an Acquisition Agreement if the Company Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, such termination is necessary to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, that the Company shall not be entitled to terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless prior to such termination the Company pays by wire transfer of immediately available funds the Fee in accordance with Section 9.1(f); provided, further, that the Company shall not be entitled to exercise its right to make a Change in Recommendation or terminate this Agreement pursuant to Section 9.1(f), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless the Company has:

(A) provided to Parent five (5) business days’ prior written notice written notice that it intends to take a such action (a “Notice of Designated Superior Proposal”), which notice shall describe the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (a “Designated Superior Proposal”) and attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Designated Superior Proposal and a new five (5) business day period),

(B) during such five (5) business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, and

(C) at the end of such five (5) business day period, such Acquisition Proposal has not been withdrawn and the Company Board determines in good faith that such Acquisition Proposal continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in response to a Notice of Designated Superior Proposal, as a result of the negotiations required by clause (B) or otherwise).

(c) The Company shall promptly (and in any event within twenty-four (24) hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry in connection with or which reasonably could be expected to lead to any Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to the Company, the Company shall summarize in writing the terms of such Acquisition Proposal (including for the avoidance of doubt any such request or other inquiry). The Company shall keep Parent fully informed in all material respects of the status and details (including any change or proposed change to the terms thereof) of any Acquisition Proposal. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is expected to consider any Acquisition Proposal or any such inquiry or to consider providing information to any person or group in connection with an Acquisition Proposal or any such inquiry. The Company shall publicly reaffirm the Company Board Recommendation within ten (10) business days of the commencement of any tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a Third Party, after receipt of a written request by Parent to provide such reaffirmation, unless a Change in Recommendation is permitted by Section 7.5(b).

(d) Nothing contained in this Section 7.5 shall prohibit the Company or the Company Board (i) from taking and disclosing to its stockholders a position contemplated by

Rule 14e-2(a) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act; provided, that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be in a Change in Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such communication; or (ii) disclosing information to the stockholders of the Company to the extent that the Board of Directors determines in good faith (after consultation with its outside legal counsel) that such disclosure is necessary to comply with its fiduciary duties to the Company’s stockholders under applicable Law.

(e) Unless such actions are taken in connection with a termination of this Agreement in accordance with Section 9.1(f), the Company shall not take any action to exempt any person from the Rights Agreement or otherwise cause the Rights Agreement not to apply to any person or to approve any Transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL other than as contemplated by Section 4.25 of this Agreement.

7.6 Employee Benefits Matters.

(a) If so directed by Parent, the Company Board, at least ten (10) business days prior to the initial scheduled expiration of the Offer, will adopt resolutions terminating any and all Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent. The Company Board shall in any case adopt resolutions effective at the Effective Time eliminating Company stock as the funding vehicle for matching contributions under any such Plan. The form and substance of such resolutions shall be subject to the reasonable approval of Parent, and the Company shall provide Parent evidence that such resolutions have been adopted by the Company Board or the board of directors of the Company Subsidiaries, as applicable. The Company shall take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request.

(b) Nothing in this Agreement shall (x) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or any Company Subsidiary in any respect, including in respect of continued employment (or resumed employment), or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Plan or any employee program or arrangement of Parent or any of its subsidiaries (including any Plan of the Company prior to the Effective Time), or (y) constitute or be construed to constitute an amendment to any of the compensation or benefit plans maintained for or provided to employees or other persons prior to or following the Effective Time. Nothing in this Agreement shall constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Parent or any of its subsidiaries (including any Plan of the Company prior to the Effective Time).

(c) If the Company or any of the Company Subsidiaries enters into, adopts, amends, modifies or terminates any Company Arrangement, all such amounts payable under such Company Arrangement shall (i) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) shall not be calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. Moreover, the Company shall take all actions necessary so that, prior to the Expiration Date: (i) the adoption, approval, amendment or modification of each such Company Arrangement shall be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the Expiration Date of all necessary actions by the Company Board, the Company Compensation Committee or its independent directors.

(d) The Company shall, to the extent permitted by applicable Laws and in accordance with applicable Laws, amend the Executive Officers’ Change of Control Incentive and Severance Benefit Plan and the Vice Presidents’ Severance Benefit Plan effective immediately prior to the Acceptance Date to provide that (a) from and after the Acceptance Date no compensation will be payable, and no benefits will be triggered under such plans, in connection with the termination of employment of any participant for “good reason,” “constructive termination” or any term of similar import, and (b) no provision of such plans shall result in the acceleration of vesting, exercisability or settlement of any stock option, restricted stock unit or other equity based award that is not outstanding at the Effective Time. The Company may also (a) amend the Executive Officers’ Change of Control Incentive and Severance Benefit Plan to include commissions and MBO payments in the definition of “compensation” used to calculate benefits payable under such plan, and (b) amend the Executive Officers’ Change in Control Incentive and Severance Benefit Plan to provide that from the Effective Time until the first anniversary of the Effective Time Parent may not, and may not cause the Surviving Company to, terminate the Executive Officers’ Change of Control Incentive and Severance Benefit Plan or to amend such plan to reduce the benefits payable or potentially payable to eligible employees employed at the Effective Time under the terms of such plan in effect as of immediately prior to the Effective Time. The form and substance of these amendments (which shall be the exclusive amendments to the plans without the further consent of Parent) shall be subject to the reasonable approval of Parent, and the Company shall provide Parent evidence that such amendments have been adopted by the Company Board, the compensation committee of the Company Board, or the board of directors of the Company Subsidiaries, as applicable. Section 7.6(d) of the Disclosure Schedule contains a list of the countries, which do not include the United States, in which applicable Laws prohibit or limit the Company’s ability to make the amendments described in this Section 7.6(d) and describes the nature of the prohibition or limitation in each such country.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) For six years after the Acceptance Date, Parent shall cause the Surviving Corporation to indemnify and hold harmless each person who is now or was prior to the Effective Date an officer or director of the Company or the Company Subsidiaries and each person who is now or was prior to the Effective Date an officer or director of the Company or the Company Subsidiaries who served as a fiduciary under or with respect to any employee benefit plan of the Company or the Company Subsidiaries (within the meaning of Section 3(3) of

ERISA) (each, an “Indemnified Person”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by applicable Law; provided, that such advance shall be conditioned upon the Surviving Company’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 7.7(a)), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company and the Company Subsidiaries or a fiduciary under or with respect to any employee benefit plan of the Company or the Company Subsidiaries. In the event of any such action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such action.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements of the Company or the Company Subsidiaries set forth in Section 7.7(b) of the Disclosure Schedule (the “Indemnification Agreements”) (and all other indemnification agreements of the Company that are on terms substantially similar to the Indemnification Agreements) and any indemnification, exculpation or advancement of expenses provisions under the certificates of incorporations or bylaws (or comparable organizational documents) as in effect immediately prior to the Effective Time; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable Law.

(c) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of this Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement as well as covering claims brought against each Indemnified Person under ERISA; provided, that, in satisfying its obligation under this Section 7.7(c), the Surviving Corporation shall not be obligated to pay annual premiums in the aggregate in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of this Agreement. Notwithstanding the foregoing, at any time Parent or the Surviving Corporation may, and prior to the Acceptance Date, the Company may, with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), purchase a “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 7.7(c) shall be deemed satisfied for so long as such insurance is in full force and effect.

(d) The rights of each Indemnified Person under this Section 7.7 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(e) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.7.

7.8 Takeover Laws and Rights. If any “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation (“Takeover Law”) is or may become applicable to this Agreement, the Stockholder Agreement, the Company Shares, the Offer, the Merger or any of the other Transactions, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on this Agreement, the Stockholder Agreement, the Company Shares, the Offer, the Merger or such other Transactions.

7.9 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the Company or Parent, as the case may be, becoming aware that any representation or warranty made by it in this Agreement is untrue or inaccurate in any material respect, (b) the occurrence, or non-occurrence, of any event, the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or cause any covenant, condition or agreement of the Company or Parent, as the case may be, under this Agreement not to be complied with or satisfied and (c) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; and the Company shall give prompt notice to Parent of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with any of the Transactions; provided, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

7.10 Litigation. Each party hereto shall promptly notify the other parties of any action, suit, proceeding or investigation that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of or seek damages in connection with this Agreement or any Transaction. Each party hereto shall promptly notify the others of any action, suit, proceeding or investigation that may be threatened or asserted in writing, brought or commenced against the Company, any of the Company Subsidiaries, Purchaser or Parent, as the case may be, that would have been listed in Section 4.9 of the Disclosure Schedule or Section 5.6 of the Parent Disclosure Schedule, as the case may be, if such action, suit, proceeding or investigation had arisen prior to the date hereof. The Company shall give Parent the opportunity to participate at Parent’s expense in the defense or settlement of any stockholder litigation or claims against the Company or any of its directors relating to the Offer or the Merger. The

Company shall not settle or make an offer to settle any litigation against the Company or any director by any stockholder relating to this Agreement, the Offer or the Merger without the prior written consent of Parent.

7.11 Consents and Approvals.

(a) The parties hereto shall cooperate with each other and, subject to the terms and conditions of this Agreement, each use its reasonable best efforts to promptly (x) prepare and file all necessary documentation and (y) effect all applications, notices, petitions and filings (including, to the extent necessary, any notification required by the HSR Act, as more specifically addressed in Section 7.12) and (y) obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Transactions. The Company shall also use its reasonable best efforts to obtain all consents required to be listed on Section 4.5(a) of the Disclosure Schedule. The parties hereto shall consult with each other with respect to the obtaining of all such permits, consents, approvals and authorizations, and each party will keep the other apprised of the status of matters relating to completion of the Transactions. Parent and the Company shall each, subject to the terms and conditions of this Agreement, use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Authority with respect to this Agreement or the Transactions. Parent and the Company, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, shall use reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

(b) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of any of the Transactions relating to any such consent or approval.

7.12 HSR Act Filing and International Antitrust Notifications.

(a) As promptly as possible after the date of this Agreement, if required by any Law, each of Parent and the Company (i) shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Offer and the Merger pursuant to this Agreement, and (ii) shall file an antitrust notification in any other jurisdiction if required by any Law. Each of Parent and the Company shall furnish promptly to the FTC, the Antitrust Division and any other requesting Governmental Authority any additional information requested by either of them pursuant to the HSR Act or any other antitrust notification in connection with such filings. To the extent permitted by Law, each of Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other antitrust Law. Parent and the Company shall cooperate fully with each other in connection with the making of all such filings or responses.

(b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its subsidiaries or affiliates to, and, except with the prior written consent of Parent, the Company shall not take any action to and shall not allow any of the Company Subsidiaries to, consent or proffer to divest, hold separate, or enter into any license or similar Contract with respect to, or agree to restrict the ownership or operation of, any business or assets of Parent, the Company or any of their respective subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its subsidiaries or affiliates be obligated to litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any Governmental Authority or appeal any order (i) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Offer or the Merger or seeking to obtain from Parent or any of its subsidiaries any damages in connection therewith, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, in each case as a result of or in connection with the Offer or the Merger, (iii) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (iv) seeking to require divestiture by Parent, the Company or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or the Company Subsidiaries or Parent or its subsidiaries, or (v) that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions.

7.13 Rule 16b-3. Prior to the Acceptance Date, (i) Parent shall take such actions as may be required to cause the transactions contemplated by Section 3.7 with respect to the assumption and conversion of any Company Stock Options or other convertible securities by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (ii) the Company shall take such actions as may be required to cause the transactions contemplated by Section 3.7 and any other dispositions of equity securities of the Company by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.14 Delisting. Each party hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to (i) delist the Company Common Stock from the Nasdaq Stock Market LLC and (ii) to terminate the registration of the Company Common Stock under the Exchange Act; provided, that such delisting or termination shall not be effective until after the Effective Time.

7.15 Further Assurances. Each of the parties to this Agreement shall use its reasonable best efforts to effect the Transactions. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the Transactions.

7.16 Public Announcements. No press release or public announcement, statement or disclosure concerning the Offer, the Merger or any other Transaction shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law, including the rules or regulations of any U.S. or non-U.S. securities exchange, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

7.17 Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

7.18 Voting of Shares. Parent shall vote (or cause to be voted) all Company Shares beneficially owned by it or any of its Subsidiaries in favor of approval of the Merger at the Company Stockholder Meeting, unless the DGCL does not require a vote of stockholders of the Company for consummation of the Merger.

8.	CONDITIONS TO THE MERGER

8.1 Conditions to the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approval. This Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the DGCL and the Certificate of Incorporation of the Company;

(b) No Order; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any statute, rule, regulation or order enacted, entered, enforced by any Governmental Authority that prevents or prohibits the consummation of the Merger. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable to have such injunction or other order lifted; and

(c) Offer. Purchaser or its permitted assignee shall have purchased all Company Shares validly tendered and not withdrawn pursuant to the Offer.

9.	TERMINATION

9.1 Termination. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to (i) the Effective Time for Section 9.1(a), subject to the approval of the Independent Directors pursuant to Section 7.3(c), and Section 9.1(b)(ii), (ii) the Control Date for Section 9.1(b)(i), and Sections 9.1(c) through (f), notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company:

(a) By mutual written consent of Parent and the Company; or

(b) By either Parent, Purchaser or the Company, if:

(i) if (x) the Offer shall have expired or been terminated without Parent or Purchaser having accepted for payment any Company Shares pursuant to the Offer or (y) the acceptance of Company Shares pursuant to the Offer shall not have occurred on or before October 31, 2009 (the “Outside Date”); provided, however, that the Outside Date shall be automatically extended to November 30, 2009 if none of the conditions or events set forth in Annex A hereto (other than Sections (i) and (ii)) shall have occurred and be continuing for such period of time necessary to permit the condition in Section (ii) of Annex A hereto to be satisfied; provided, further, that the Outside Date may be extended beyond November 30, 2009 at the option of Parent or Purchaser if none of the conditions or events set forth in Annex A hereto (other than Sections (i) and (ii)) shall have occurred and be continuing as of November 30, 2009 for such period of time necessary to permit the condition in Section (ii) of Annex A hereto to be satisfied, provided that any extension pursuant to this proviso shall not extend beyond January 29, 2010 (for all purposes under this Agreement the term “Outside Date” shall mean the latest time and date as this Agreement, as so extended, may expire pursuant to this Section 9.1(b)(i)); provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of such acceptance to occur on or before such date; or,

(ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or other Law that (x) makes acceptance for payment of, or payment for, the Company Shares or consummation of the Merger illegal or otherwise prohibited, or (y) enjoins Purchaser from accepting for payment, or paying for, the Company Shares pursuant to the Offer or Parent and the Company from consummating the Merger and, in respect of an order, injunction, judgment, judicial decision, decree or ruling under clause (x) or (y) above, that shall have become final and non-appealable; or

(c) By either Parent or Purchaser, if there is an inaccuracy in the Company’s representations herein, or a breach by the Company of its covenants herein, in either case such that Purchaser’s related conditions to the consummation of the Offer as set forth in Annex A would fail to be satisfied, and such inaccuracy or breach is not cured within thirty (30) days after notice thereof; or

(d) By either Parent or Purchaser, if following the execution and delivery of this Agreement, there shall have occurred a Material Adverse Effect that is continuing (whether or not events or circumstances occurring prior to the execution and delivery of this Agreement caused or contributed to the occurrence of such Material Adverse Effect); or

(e) By either Parent or Purchaser, if any of the following shall have occurred: (i) the Company Board or any committee thereof shall have made a Change in Recommendation; (ii) the Company Board shall have failed to reconfirm the Company Board Recommendation within ten (10) business days after the commencement of a tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a Third Party after written request from Parent to do so; (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents; or (iv) the Company shall have materially breached any of the covenants set forth in Section 7.5; or

(f) By the Company in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.5; provided, however, that with respect to a Superior Proposal that is an Equity Consideration Acquisition Proposal, the Company may only terminate this Agreement pursuant to this Section 9.1(f) to enter into such Acquisition Agreement beginning after the fifth business day following the occurrence of a Termination Trigger Date if the Acceptance Date has not previously occurred; provided, further, that in the event of any termination of this Agreement by the Company pursuant to this Section 9.1(f) the Company shall pay to Parent the Fee payable under Section 9.3(a)(iv) prior to such termination. Any purported termination pursuant to this Section 9.3(f) that is not in strict compliance with the requirements of this Section 9.1(f) shall be null and void and of no effect.

9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability on the part of Parent, Purchaser, the Company or their respective officers, directors, stockholders, or affiliates; provided, that, (a) the provisions of Section 2.1(d) (Related to Continuation of the Offer Upon Termination of this Agreement), the last sentence of Section 2.2(c) (Regarding Certain Company Actions), Section 7.4(b) (Confidentiality), Section 7.16 (Public Announcements), Section 9.3 (Fees), Section 10 (General Provisions) and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement, and (b) such termination shall not relieve any party from liability for any fraud or willful breach of its representations or warranties or covenants hereunder. A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement between the parties.

9.3 Fees.

(a) In the event that this Agreement is terminated:

(i) by Parent, Purchaser or the Company pursuant to Section 9.1(b)(i) and (x) an Acquisition Proposal by a Third Party shall have been publicly announced after the date hereof and prior to such termination and (y) within 12 months after such termination the Company enters into a definitive agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated;

(ii) by Parent or Purchaser pursuant to Section 9.1(c) and (x) an Acquisition Proposal by a Third Party shall have been received by the Company after the date hereof and prior to such termination and (y) within 12 months after such termination the Company enters into a definitive agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated;

(iii) by Parent or Purchaser pursuant to Section 9.1(e); or

(iv) by the Company pursuant to Section 9.1(f);

then, in any such event, the Company shall pay Parent a fee of Thirty Million Dollars ($30,000,000) (the “Fee”), which amount shall be payable by wire transfer of immediately available funds. The Fee shall be paid (x) in the circumstances described in clause (i) or (ii) above, promptly (but in no event later than one (1) business day) following the first to occur of the entry into of such definitive agreement and consummation of such Acquisition Proposal, (y) in the circumstances described in clause (iii) above, promptly (but in no event later than one (1) business day) following termination, and (z) in the circumstances described in clause (iv) above, prior to and as a condition to the termination.

(b) Subject to Section 9.3(c), all costs and expenses incurred in connection with this Agreement, the Stockholder Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(c) and neither Parent nor Purchaser is in material breach of their respective agreements contained in this Agreement or their respective representations and warranties contained in this Agreement, the Company shall, reimburse each of Parent and Purchaser and their affiliates for all out-of-pocket expenses and fees (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees and expenses of counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the Transactions, including the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent or Purchaser in connection with the negotiation, preparation, execution and performance of this Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto in an amount not to exceed Four Million Dollars ($4,000,000) (all the foregoing being referred to herein collectively as the “Expenses”). The Expenses shall be paid by wire transfer of immediately available funds promptly following submission of statements therefor.

(d) Notwithstanding anything to the contrary in this Agreement, each of Parent and Purchaser acknowledges and agrees on behalf of itself and its affiliates that the Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Company acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the Transactions, and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company shall fail to pay the Fee or the Expenses when due, the terms “Fee” and “Expenses”, as applicable, shall be deemed to include the costs and expenses incurred or accrued by Parent and Purchaser (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee and Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A from time to time, in the City of New York, as such bank’s Base Rate plus 5%.

10.	GENERAL PROVISIONS

10.1 No Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Purchaser contained in this Agreement shall terminate at the Effective Time.

10.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt), sent by a nationally recognized overnight courier service such as Federal Express (notice deemed given upon receipt of proof of delivery) or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

if to Parent or Purchaser:

Intel Corporation

22200 Mission College Blvd.

Santa Clara, California 95054

Facsimile No: (408) 765-6038

Attention: President, Intel Capital Corporation

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Facsimile No: (415) 268-7522

Attention: Robert Townsend, Esq.

if to the Company:

Wind River Systems, Inc.

500 Wind River Way

Alameda, California 94501

Facsimile No: 510-749-2010

Attention: Kenneth Klein

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Facsimile No: (650) 493-6811

Attention: Aaron Alter, Esq.

         Robert T. Ishii, Esq.

10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.4 Entire Agreement; Assignment. This Agreement, the Confidentiality Agreement and the Stockholder Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any affiliate of Parent.

10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than, (i) following the Acceptance Date, the rights of holders of Company Shares to receive payment for the Company Shares validly tendered and accepted for payment in the Offer or converted into cash pursuant to the Merger and the rights of holders of Company Stock Options and other convertible securities to receive payment pursuant to Section 3.7, and (ii) after the Effective Time, Section 7.7 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

10.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, in addition to any other remedy at law or equity.

10.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Delaware state or federal court thereof. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

10.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.8.

10.9 General Interpretation.

(a) The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) When reference is made herein to a person, such reference shall be deemed to include all direct and indirect subsidiaries of such person unless otherwise indicated or the context otherwise requires.

(e) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(f) The phase “made available to Parent” when used herein, shall mean that true, correct and complete copies of the subject document were uploaded to the Data Room prior to the date of this Agreement or, in the case certain special documents, otherwise provided to Parent.

10.10 Amendment. Subject to Section 7.3, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, that, after the approval and adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

10.11 Waiver. Subject to Section 7.3, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTEL CORPORATION

Legal OK	By	/s/ Arvind Sodhani
6/4/09	Name:	Arvind Sodhani
/s/ Rose Deggendorf	Title:	Executive Vice President, Intel Corporation and President, Intel Capital Corporation

APC II ACQUISITION CORPORATION

	By	/s/ Trina Van Pelt
	Name:	Trina Van Pelt
	Title:	Vice President

WIND RIVER SYSTEMS, INC.

	By	/s/ Kenneth R. Klein
	Name:	Kenneth R. Klein
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time (subject to the provisions of this Agreement), neither Parent nor Purchaser shall be required to accept for payment or pay for any Company Shares tendered pursuant to the Offer, and, only after complying with all obligations to extend the Offer pursuant to Section 2.1, may extend, terminate or amend the Offer, if:

(i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied (and such Minimum Condition shall not be waived or amended by Parent or Purchaser),

(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or any other required waiting periods, clearances, consents or approvals of any Governmental Authority that are set forth on Section 7.12 of the Disclosure Schedule or any other material consents or approvals of any Governmental Authority shall not have expired, been obtained or been terminated, as the case may, or

(iii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

(a) there shall have been instituted or be pending, or be threatened in writing, any Action (other than an inquiry or an investigation) by any Governmental Authority:

(i) challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit, the acceptance for payment, payment for or purchase of any Company Shares by Parent or Purchaser, or the consummation of the Merger;

(ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their subsidiaries of all or any of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries, to dispose of, license or to hold separate all or any portion of the business or assets of the Company, Parent or any of their subsidiaries, in any such case (individually or in the aggregate with all other such cases) in a manner that has or would reasonably be expected to have a materially detrimental effect on the Company or Parent or on the benefits expected to be derived by Parent from the Transactions;

(iii) seeking to impose or confirm any limitation on the ability of Parent, Purchaser or any other affiliate of Parent to acquire, hold or exercise effectively full rights of ownership of any Company Shares, including the right to vote any Company Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders;

-i-

(iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Company Shares; or

(v) that otherwise (individually or in the aggregate with all other such Actions) would have a Material Adverse Effect;

(b) there shall have been any action taken, or any Law or interpretation enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer or the Merger by any Governmental Authority, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c) any Material Adverse Effect shall have occurred and be continuing;

(d) (i) any representation or warranty of the Company set forth in this Agreement (other than in Section 4.3, Section 4.4, Section 4.7(b), the third sentence of Section 4.10(h), Section 4.19, Section 4.20 and Section 4.24) shall not be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of immediately prior to the expiration of the Offer as though made on or as of such date, except, in each case, (A) those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct as of such date or with respect to such period, or (B) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not have a Material Adverse Effect, (ii) any representation or warranty of the Company set forth in Section 4.4, the third sentence of Section 4.10(h), Section 4.19, Section 4.20 and Section 4.24 shall not be true and correct (in all material respects) as of the date of this Agreement and as of immediately prior to the expiration of the Offer as though made on or as of such date except, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct as of such date or with respect to such period (iii) any representation or warranty of the Company set forth in Section 4.7(b) shall not be true and correct in a manner resulting in a restatement of any of the Company Financial Reports, the basis of which restatement would be reasonably likely to result in a material diminution in value of the Company for Parent as of immediately prior to the expiration of the Offer, or (iv) any representation or warranty of the Company set forth in Section 4.3 shall not be true and correct in a manner that could result in Parent or Purchaser becoming obligated under the terms of this Agreement to pay consideration for or assume an aggregate of 250,000 or more Company Shares, Company Options, Company RSUs or any other securities of the Company more than the number of Company Shares, Company Options, Company RSUs or any other securities of the Company contemplated by Section 4.3 to be purchased or assumed by Purchaser or Parent pursuant to the Offer and the Merger as of the date of this Agreement and as of immediately prior to the expiration of the Offer as though made on or as of such date, except, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct as of such date or with respect to such period;

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(e) the Company shall have failed to comply with or perform in any material respect any covenant, obligation or agreement of the Company under this Agreement;

(f) the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by the chief executive officer and chief financial officer of the Company to the effect that the conditions set forth in clauses (c), (d) and (e) of this Annex A shall not have occurred;

(g) the Agreement shall have been terminated in accordance with its terms; or

(h) the closing price of the Standard & Poor’s 500 Stock Index, as reported in the Wall Street Journal, shall be below 737 each trading day during the Applicable Lookback Period.

The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion, provided, that the Minimum Condition may not be waived to reduce the maximum shares sought to be purchased in the Offer. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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